EXECUTION VERSION

SHARE AND ASSET PURCHASE AGREEMENT       Ex. 2.1

by and among

Artek Aterian Holding Company, LLC

Aterian Investment Partners Distressed Opportunities, LP

Artek Surfin Chemicals Ltd.

and

Chemtura Corporation

February 23, 2010

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Exhibits

Exhibit A	Reserved
Exhibit B	Bill of Sale
Exhibit C	Assignment and Assumption Agreement
Exhibit D	Share Transfer Agreement
Exhibits E-1, E-2 and E-3	IP Assignments and IP License Agreement
Exhibit F	Transition Services Agreement
Exhibit G	TBT Supply Agreement
Exhibit H	TOT Supply Agreement
Exhibit I	TPP/LPE Supply Agreement
Exhibit J	Ciba Environmental Indemnity Assignment
Exhibit K	Reserved
Exhibit L	Approval Order

-i-

SHARE AND ASSET PURCHASE AGREEMENT

This Share and Asset Purchase Agreement (the “Agreement”) is made as of February 23, 2010, by and among Chemtura Corporation, a Delaware corporation (the “Seller”), Artek Aterian Holding Company, LLC, a Delaware limited liability company (the “Purchaser”), Aterian Investment Partners Distressed Opportunities, LP, a Delaware limited partnership (“Aterian”), and Artek Surfin Chemicals Ltd., an Indian private limited company (“Artek”).  Capitalized terms used in this Agreement shall have the meanings given to such terms in Article 1.

The Seller and the Acquired Company (as defined below) are engaged in the Business.  This Agreement contemplates the sale and transfer to the Purchaser of certain of the assets and liabilities relating to the Business, including the shares of the capital stock of the Acquired Company.

The Seller and certain of its Subsidiaries have filed voluntary petitions initiating cases under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court and intend that the transactions contemplated by this Agreement, insofar as they relate to the Purchased Assets and the Assumed Liabilities, shall be implemented through the filing of the Sale Motion, subject to better and higher bids, pursuant to Section 363 of the Bankruptcy Code seeking approval of the transactions contemplated by this Agreement.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1           Definitions.  For the purposes of this Agreement and the Ancillary Agreements:

“Accrued Payroll and Benefits Adjustment Payment” means an amount equal to the outstanding payroll and benefits to be paid to Employees or their benefit provider(s) for services rendered through the Closing Date, which amount the Purchaser has received written notice of at least five (5) Business Days prior to the Closing Date.

“Acquired Company” means Chemtura Vinyl Additives GmbH, a company duly organized and existing in accordance with the laws of the Federal Republic of Germany, registered with the commercial register of the local court (Amtsgericht) Darmstadt under HRB 61629.

“Acquired Company Employee” means any individual who, as of the Closing Date, is an employee of the Acquired Company.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person.  For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means a group of corporations with which the Acquired Company has filed consolidated, combined, unitary or similar Tax Returns.

“Ancillary Agreements” means, collectively, the Bill of Sale, the Assignment and Assumption Agreement, the Share Transfer Agreement, the IP Assignments, the Transition Services Agreement, the TBT Supply Agreement, the TOT Supply Agreement, the Weston 705 Supply Agreement, the IP License Agreement, the TPP/LPE Supply Agreement, the TNPP Supply Agreement and, if applicable, the Isopetronate HL-44 Toll Manufacturing Agreement.

“Antitrust Laws” means any antitrust, competition or trade regulatory Laws.

“Bankruptcy Code” means 11 U.S.C. Section 101, et. seq., as it may be amended during the Case.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York, or any other court having jurisdiction over the Case from time to time.

“Bankruptcy Court Orders” means the Bidding Procedures Order and the Approval Order.

“Base Working Capital” means an amount equal to the sum of (i) €24,363,000 for the Acquired Company (as converted to U.S. dollars based on the euro foreign exchange reference rate published in the Wall Street Journal on the Closing Date) and (ii) $35,432,930 for the Business (other than the Acquired Company).

“Business” means the design, manufacture, assembly, marketing, sale and distribution of tin and mixed metal stabilizers, thiochemicals (other than thioesters), organic based stabilizers (OBS), epoxidized soybean oil, liquid phosphite esters, chemical foaming agents and impact modifiers, and related intermediates of each of the foregoing, as engaged in by the Seller at its Taft, Louisiana facility, and by the Acquired Company, in each case prior to the Closing.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in New York, New York are closed either under applicable Law or action of any Governmental Authority.

“Case” means the bankruptcy case arising from the filing under Chapter 11 of the Bankruptcy Code of the Seller and certain of its Subsidiaries, jointly administered as Case No. 09-11233 in the Bankruptcy Court.

“Cash Equivalents” means checks, money orders, marketable securities, short-term instruments, prepaid expenses (except prepayments for the Prepaid Inventory), security deposits and other cash equivalents, funds in time and demand deposits or similar accounts and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“Ciba” means Ciba Spezialitätenchemie Lampertheim GmbH (or its successors in interest).

“Ciba Basic Agreement” means that certain swap agreement between Ciba, the Seller (at that time named Witco Corporation) and the Share Selling Affiliate (at that time named Witco GmbH), dated May 29, 1998.

“Claims” means any charges, mortgages, pledges, security interests, escrows, options, rights of first refusal, indentures, security agreements or other encumbrances, claims, agreements, arrangements or commitments of any kind or character and whether or not relating in any way to credit or the borrowing of money.

“Closing Net Working Capital” means (a) the sum of (i) the Accounts Receivable plus the notes and trade accounts receivable of the Acquired Company, and (ii) the Inventory, the Prepaid Inventory plus the inventory of the Acquired Company, minus (b) the accounts payable and other current liabilities of the Acquired Company, in each case calculated as of the close of business on the Closing Date, in accordance with the Calculation Principles and with the line items contained in the sample of the Final Closing Net Working Capital set forth in Schedule 2.6(h).

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.  Any reference herein to a particular provision of the Code shall mean, where appropriate, the corresponding provision in any successor statute.

“Consignment Raw Material Inventory” means inventory physically present at any Real Property of the Business, which is owned by a third party subject to purchase on consignment by the Business.

“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation that is legally binding.

“Cure Costs” means the amount to cure any payment or other default under any Included Contract assumed by the Purchaser pursuant to Section 365 of the Bankruptcy Code.

“Designated Affiliate” means an Affiliate of the Purchaser which is designated by the Purchaser as the purchaser of the Acquired Company and such designation (a) is reasonably acceptable to the Seller, (b) does not impede or delay in any way the ability of the parties to close the transactions contemplated by this Agreement, (c) does not directly or indirectly prejudice or increase the costs (including any Taxes) to the Seller or the Share Selling Affiliate and (d) is made in accordance with Section 5.14.  The Purchaser acknowledges and agrees that any delay in any attempt to make such a designation will be considered in determining whether such designation is made in compliance with clauses (b) and (c) of this definition.

“Employee” means any individual who, as of the Closing Date, is an employee of the Seller, or an Affiliate of the Seller (other than the Acquired Company) on the date hereof or hired after the date hereof, who performs services primarily on behalf of the Business.  An individual who would otherwise satisfy this definition but who is absent from active employment on the Closing Date on account of vacation, sick leave, disability leave, leave under any local Law which preserves employment or reemployment rights for the individual, or any other similar reason, shall nonetheless be an “Employee” hereunder.

“Encumbrance” means (a) any lien, mortgage, deed of trust, deed to secure debt, pledge, restriction on transfer, proxy and voting or other agreement, claim, charge, security interest, easement, right of way, encroachment, servitude, right of first option, right of fast refusal, preemptive right or similar restriction, or other encumbrance, option or defect on title of every type and description, whether imposed by law, agreement, understanding or otherwise, including all liens, encumbrances, and interests in property as set forth in Section 363 of the Bankruptcy Code, (b) violations of set-back requirements or similar violations, or (c) any other issues related to title, survey or zoning with respect to the Real Property; but does not include (u) carrier’s, warehousemen’s, mechanic’s, materialman’s and other similar liens with respect to amounts that are not yet due and payable or that are being contested in good faith, (v) liens for Taxes that are not yet due and payable or that are being contested in good faith, (w) liens securing rental payments under capital lease arrangements, (x) restrictions on the transferability of securities arising under applicable securities Laws (to the extent enforceable pursuant to applicable bankruptcy Law), (y) restrictions arising under applicable zoning and other land use Laws that do not, individually or in the aggregate, have a material adverse effect on the present use or occupancy of the property subject thereto, or (z) defects, easements, rights of way, restrictions, covenants, claims, subleases or similar items relating to real property that do not, individually or in the aggregate, have a material adverse effect on the present use or occupancy of the real property subject thereto.

“Environmental Law” means any Law concerning (a) the treatment, disposal, emission, discharge, Release or threatened Release of, or exposure to, any Hazardous Material or (b) the protection of health (including worker health and safety) and the environment (including natural resources, air and surface or subsurface land or waters).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“European Trade Accounts Payable Adjustment Payment” means an amount equal to the outstanding European Trade Accounts Payable which are not past due, which amount the Purchaser has received written notice of at least one (1) Business Day prior to the Closing Date.

“Final Order” means an order of the Bankruptcy Court or other court of competent jurisdiction:  (a) as to which no appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial, request for stay, motion or petition for reconsideration, application or request for review, or other similar motion, application, notice or request (collectively, a “Challenge”) has been timely filed, or, if any of the foregoing has been timely filed, it has been disposed of in a manner that upholds and affirms the subject order in all respects without the possibility for further Challenge thereon; (b) as to which the time for instituting or filing a Challenge shall have expired; and (c) as to which no stay is in effect.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (d) multinational organization exercising judicial, legislative or regulatory power or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of any federal, state, local, municipal, foreign or other government.

“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, registration or other authorization issued or granted by any Governmental Authority.

“Hazardous Material” means any waste, chemical, material or other substance that is listed, defined, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under any Environmental Law, including any mixture or solution thereof, and including petroleum and all derivatives thereof, asbestos or asbestos-containing materials in any form or condition, polychlorinated biphenyls and any other waste, chemical, material or other substance in any amount or concentration that is regulated or for which liability can be imposed under any Environmental Law.

“Initial Consideration” means the sum of the Initial Cash Consideration, the Trade Accounts Payable Adjustment Payment, the European Trade Accounts Payable Adjustment Payment, the Shared Accounts Payable Adjustment Payment, the Accrued Payroll and Benefits Adjustment Payment and the Assumed Liabilities.

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in the following arising under Law: (a) all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part; (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights; (c) all mask works, mask work registrations and mask work applications and all other corresponding rights; (d) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing; (e) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data (including lab notebooks), trade secrets, confidential business information, manufacturing and production processes and techniques, product formulations, chemical formulations, research and development information, REACH reformulation data and results, experimentation data and results, product development information and application data sheets including testing procedures, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information including pricing terms and history, correspondence, records, and other documentation, and other proprietary information of every kind; (f) all computer software (including source and object code), firmware, development tools, algorithms, files, records, technical drawings and related documentation, process flow diagrams, material of construction information, bill of materials, piping and information diagrams, front end engineering and design (FEED) studies, material safety data sheets (MSDS) and tech service data, data and manuals; (g) all strategy and marketing data and marketing studies, advertisements, trade ads and tradeshow materials; (h) all databases and data collections, including customer contact data and customer call reports; and (i) all other intellectual property rights.

“Intermediate Products” means those products that are the subject of the Supply Agreements.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Judgment” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

“Knowledge” or “Known” means, with respect to the Seller, the actual knowledge, following reasonable inquiry (which shall consist of the level of inquiry set forth in Section 1.1(a) of the Seller Disclosure Schedule), of any of the executive officers or senior managerial employees of the Seller listed in Section 1.1(a) of the Seller Disclosure Schedule.

“Known Environmental Liability” means any Liability under Environmental Laws related to the Taft, Louisiana facility arising from (a) any Proceeding pending or threatened on or before the date hereof, (b) any Release of or any exposure of any Person to any Hazardous Materials at, on, in, to, from or under the Owned Real Property identified on or before the date hereof, including the subsequent migration of such Hazardous Materials from the Owned Real Property, (c) any environmental fact or condition that occurred or existed and is identified on or before the date hereof, and (d) any violation of Environmental Law or Environmental Authorization by the Business or Seller that occurred on or before the date hereof, until such violation is resolved pursuant to the terms of Article 11, in each case of (a) through (d), only to the extent identified on Schedule 1.1(a).

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law (including common law), statute, treaty, rule, regulation, ordinance or code.

“Liability” means any liability or obligation, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due.

“Loss” means any direct and actual Liabilities, losses, damages, Judgments, fines, penalties, costs or expenses (including reasonable attorney’s or other professional fees and expenses) but excluding any special, incidental, indirect, exemplary, punitive or consequential damages (including lost profits, loss of revenue or lost sales, or amounts calculated as a multiple of earnings, profits, revenue, sales or other measure).

 “Material Adverse Effect” means any event, change, circumstance, effect or other matter that has a material adverse effect on the financial condition, results of operations or business prospects of the Business, taken as a whole; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect:  any event, change, circumstance, effect or other matter resulting from or related to (i) any outbreak or escalation of war or major hostilities or any act of terrorism, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, (iii) changes that generally affect the industries and markets in which the Business operates, (iv) changes in financial markets, general economic conditions (including prevailing interest rates, exchange rates, commodity prices and fuel costs) or political conditions, (v) any failure, in and of itself, of the Business to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect), (vi) any action taken or failed to be taken pursuant to or in accordance with this Agreement or at the request of, or consented to by, the Purchaser, or (vii) the execution or delivery of this Agreement, the consummation of the transactions contemplated by this Agreement or the public announcement or other publicity with respect to any of the foregoing.

“Person” means an individual or an entity, including a corporation, share company, limited liability company, partnership, trust, association or other business or investment entity, or any Governmental Authority.

“Petition Date” means March 18, 2009.

“Post-Closing Period” means any taxable period or portion of a period that begins after the Closing Date.

“Pre-Closing Period” means any taxable period or portion of a period that ends on or before the Closing Date, including that portion of any Straddle Period ending on the Closing Date.

“Prepaid Inventory” means goods not received by the Business on or before the Closing Date that have been paid for by the Seller on or before the Closing Date.

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchaser Deemed Entity Value” means $38,000,000.

“Purchaser Intermediate Products” means those products that are the subject of the Supply Agreements and which were sold by the Business at any time from January 1, 2008 until the Closing Date.

“Real Property” means, collectively, the Owned Real Property, the Acquired Company Owned Real Property and the Acquired Company Leased Real Property.

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into the environment.

“Remediation” and “Remediate” mean investigation, testing, analysis, monitoring, risk assessment, removal, remedial action, cleanup, installation and implementation of institutional, engineering or other controls, and any other actions reasonably necessary to address or resolve a Release of Hazardous Material.

“Retained Business Product” means any product manufactured and sold by the Seller or any of its Affiliates from January 1, 2008 until the Closing Date and which relate to Seller’s Antioxident/Ultra Violet Stabilizer business, Petroleum Additives business or Organometallic Specialties business but shall explicitly exclude thiochemicals (other than thioesters) and any products exclusively manufactured by the Business on or before Closing.

“Schedule” means the Seller Disclosure Schedule or the SAPA Disclosure Schedule, as the context requires.

“Seller Intermediate Products” means those products that are the subject of the Supply Agreements and which were sold by the Seller’s Antioxident/Ultra Violet Stabilizer business or its Organometallic Specialties business at any time from January 1, 2008 until the Closing Date.

“Seller Plan” means any Contract, plan, commitment, fund or program maintained, sponsored, owed, adopted, contributed to, or followed by the Seller, any selling Seller Affiliate, the Acquired Company or any of their respective Affiliates, providing compensation (other than salary), benefits, pension, retirement, superannuation, profit sharing, stock bonus, stock option, stock purchase, phantom or stock equivalent, bonus, incentive, deferred compensation, hospitalization, medical, dental, vision, vacation, life insurance, death benefit, sick pay, disability, severance, termination indemnity, redundancy pay, educational assistance, holiday pay, housing assistance, moving expense reimbursement, fringe benefit or similar employee benefits to Employees or Acquired Company Employees and/or former directors, officers, employees or agents employed or formerly employed or otherwise retained or formerly retained primarily in the operation of the Business or by the Acquired Company, but excluding (a) any Contract, plan, fund or program required to be maintained by the Laws of the jurisdiction in which the Employee or Acquired Company Employee is working and (b) any governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of an employee.

“Share Selling Affiliate” means Chemtura Organometallics GmbH, a company duly organized and existing in accordance with the laws of the Federal Republic of Germany, registered with the commercial register of the local court (Amtsgericht) Hamm under HRB 4711.

“Shared Accounts Payable Adjustment Payment” means an amount equal to $200,000.

“Shared Intellectual Property” means registered trademarks used by the Business and also used by the Seller or any Affiliate of the Seller in the ordinary course of business and all other Intellectual Property used by both the Seller or any Affiliate of the Seller and by the Business, and not used exclusively by the Business, which are retained by the Seller and its relevant Affiliates and licensed to the Purchaser pursuant to Exhibit E-3.

“Shares” means all of the issued and outstanding capital stock of the Acquired Company.

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.

“Supply Agreements” means the TBT Supply Agreement, the TOT Supply Agreement, the TPP/LPE Supply Agreement, the Weston 705 Supply Agreement, the Isopetronate HL-44 Supply Agreement, if applicable, and the TNPP Supply Agreement.

“Taft Air Issue” means any emissions from and operational parameters of Emission Point No. 001-05GP (Thermal Oxidizer UB-1300 Control Device) in excess of emission limits or operational requirements established by any Governmental Authorization or Environmental Law.

“Tax” means (a) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, escheat, abandoned or unclaimed property, VAT, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute and (c) any Liability for the Taxes of another Person.

“Tax Attributes” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other tax credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits relating to alternative minimum Taxes).

“Tax Contest” means an audit, claim, dispute or controversy relating to Taxes.

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with a Governmental Authority.

“Trade Accounts Payable Adjustment Payment” means an amount equal to $7,156,610.

“Unknown Environmental Liability” means any Liability under Environmental Laws related to the Taft, Louisiana facility (excluding any Known Environmental Liability) arising from (a) any Release of or any exposure of any Person to any Hazardous Materials at, on, in, to, from or under the Owned Real Property that occurred on or before the Closing Date, including the subsequent migration of such Hazardous Materials from the Owned Real Property, (b) any environmental fact or condition that occurred or existed on or before the Closing Date; (c) any violation of Environmental Law or Environmental Authorization by the Business or the Seller that occurred on or before the Closing Date, until such violation is resolved pursuant to the terms of Article 11; or (d) any Proceeding asserted in response to (a) through (c) above.

“VAT” means any value-added Tax, goods and services Tax or similar Tax, including such Tax as may be levied in accordance with (but subject to derogation from) EEC Directive 77/388/EEC.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local Law.

Section 1.2           Additional Defined Terms.  For purposes of this Agreement and the Ancillary Agreements, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
Accounts Receivable	2.1(b)(ii)
Accrued Payroll and Benefits	2.4(e)
Acquired Company Intellectual Property	3.10
Acquired Company Leased Real Property	3.9(b)
Acquired Company Real Property	3.9(a)
Adjustment Calculation	2.6(a)
Adjustment Notice	2.6(a)
Affiliate Indemnified Party	5.12
Agreement	Preamble
Approval Notification	11.4(f)
Approval Order

Defined Term	Section
Approval Order	5.3(a)
Artek	Preamble
Assignment and Assumption Agreement	2.9(a)(ii)
Assumed Liabilities	2.3
Aterian	Preamble
Bankruptcy Avoidance Actions	2.2(m)
Bidding Procedures Order	5.3(a)
Bill of Sale	2.9(a)(i)
Bonus Payments	10.1(e)
Business Information	5.9(b)
Business Intellectual Property Rights	3.10
Calculation Principles	2.6(a)
Chosen Court	12.13
Ciba Environmental Indemnity Assignment	2.9(a)(xiii)
Claim Notice	8.3(a)
Closing	2.8
Closing Allocation Schedule	2.7
Closing Date	2.8
Commitment Letters	4.7
Confidentiality Agreement	5.9(a)
Continuation Period	10.1(c)
Controlling Party	8.3(d)
Control Notice	11.4(b)
Deposit Agent	2.5(b)(i)
Deposit Amount	2.5(b)(i)
Dispute Notice	2.6(c)(ii)
Environmental Authorizations	3.15(a)
European Trade Accounts Payable	2.4(c)
Excluded Assets	2.2
Excluded Intellectual Property	2.2(h)
Excluded Liabilities	2.4
Final Cash Consideration	2.5(a)
Final Closing Net Working Capital	2.6(a)
Financial Statements	3.5
German GAAP Financial Statements	5.22(b)
Governmental Antitrust Authority	5.5(a)
Initial Allocation Schedule	2.7
Included Contracts	2.1(b)(iii)
Income Statement	3.5
Indemnified Party	8.3(a)
Indemnifying Party	8.3(a)
Independent Accounting Firm	2.6(f)
Independent Consultant	11.4(g)
Initial Allocation Schedule	2.7
Initial Cash Consideration	2.5(a)
Inventory	2.1(b)(i)
Inventory Cap	2.6(b)

Defined Term	Section
IP Assignments	2.9(a)(v)
IP License Agreement	2.9(a)(v)
Isopetronate HL-44 Toll Manufacturing Agreement	5.21
Latin American Purchased Assets	2.10(d)
Lease	3.9(b)
Loss Compensation Claim	5.22(b)
Marked Assets	5.15(b)
Material Contracts	3.11(a)
New Defined Benefit Plan	10.2(a)
Non-Controlling Party	8.3(d)
Off-Site Liabilities	2.4(k)
Other Purchased Assets	2.10(a)
Owned Real Property	2.1(b)(v)
Pension Plan	10.2(a)
Plan Assets Amount	10.2(b)
Profit Transfer Claim 2009	5.22(b)
Purchase Price	2.5(a)
Purchased Assets	2.1(b)
Purchased Intellectual Property	2.1(b)(vi)
Purchaser	Preamble
Purchaser Indemnified Parties	8.1
Regulation	3.22
Sale Motion	5.3(a)
Savings Plan	10.3(a)
Seller	Preamble
Seller Disclosure Schedule	Article 3
Seller Indemnified Parties	8.2
Seller Information	5.15(f)
Seller Marks	5.15(a)
September ’09 Net Assets Statement	3.5
Share Transfer Agreement	2.9(a)(iii)
Shared Accounts Payable	2.4(d)
TBT Supply Agreement	2.9(a)(x)
TOT Supply Agreement	2.9(a)(xi)
TNPP Supply Agreement	5.21(a)
TPP/LPE Supply Agreement	2.9(a)(xii)
Third Party Claim	8.3(b)
Threshold	8.5(a)(ii)
Trade Accounts Payable	2.4(b)
Transferred Employee	10.1(b)
Transfer Taxes	9.1(e)
Transferred Employee	10.1(b)
Transition Services Agreement	2.9(a)(ix)
Welfare Plan	10.4
Weston 705 Supply Agreement	5.21

Section 1.3           Construction.  Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise.  The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement.  All words used in this Agreement are to be construed to be of such gender or number as the circumstances require.  The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.  Where this Agreement states that a party “shall”, “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.  Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time.  Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date.

ARTICLE 2
THE TRANSACTION

Section 2.1           Sale and Purchase of Shares and Purchased Assets.

(a)           In accordance with the provisions of this Agreement, at the Closing, the Seller will cause the Share Selling Affiliate to sell and transfer to the Designated Affiliate and the Purchaser will cause its Designated Affiliate to purchase and acquire from the Share Selling Affiliate, all of the Shares, free and clear of all Claims.

(b)           In accordance with the provisions of this Agreement and except as set forth in Section 2.2, at the Closing, the Seller will, and the Seller will cause the Seller Affiliates (solely with respect to any inventory or receivables of the Business located in Europe or Latin America as set forth in Section 2.10) to, sell, convey, assign, transfer and deliver to the Purchaser, free and clear of all Encumbrances, and the Purchaser will purchase and acquire from the Seller and such Seller Affiliate, if applicable, all of the right, title and interest of the Seller and such Seller Affiliate, if applicable, in and to all of the following assets (collectively, the “Purchased Assets”):

(i)           all finished goods inventory, goods-in-transit, raw materials and work-in-process and packaging materials used or held for use solely and exclusively in the Business including those on consignment where Seller is the consignor or held in the possession of any third party (the “Inventory”);

(ii)          all trade accounts receivable and other rights to payment from third-party customers of the Business to the extent allocable to the Business and not to the Seller or its Affiliates’ unrelated operations, and the full benefit of all security for such accounts receivable or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business and all other accounts or notes receivable to the extent allocable to the Business and the full benefit of all security for such accounts or notes (the “Accounts Receivable”);

(iii)         all of the rights of the Seller under all Contracts exclusively relating to the Business , including those Contracts set forth on Schedule 2.1(b)(iii) (collectively, the “Included Contracts”);

(iv)         all machinery, equipment, furniture, office supplies, motor vehicles, spare parts, maintenance, repair and overhaul (MRO) inventories, tools, and other items of tangible personal property located at the Taft, Louisiana Owned Real Property (other than such as are exclusively used for production of Isopetronate HL-44, which the Seller may elect to retain), or used or held for use by the Seller exclusively in the Business, and the related interests of the Seller therein;

(v)           (A) the real property set forth on Schedule 2.1(b)(v)(A), (collectively, the “Owned Real Property”), together with all improvements located thereon, and all fixtures, warranties, guaranties and all other appurtenances related thereto;

(vi)          all Intellectual Property owned by the Seller and used exclusively by the Business, including the Intellectual Property set forth on Schedule 2.1(b)(vi) (collectively, the “Purchased Intellectual Property”);

(vii)         all goodwill of the Seller exclusively relating to the Business or the Purchased Assets, other than goodwill associated with the corporate name of the Seller;

(viii)        to the extent transferable under applicable Law, all Governmental Authorizations held by the Seller to the extent necessary for and exclusively relating to the operation of the Business;

(ix)          to the extent transferable under applicable Law, all books, records, studies, reports, files and papers, exclusively used in the Business or exclusively relating to the Purchased Assets (and copies of all books, records, files and papers used both in the Business and in other Seller operations) to the extent used in the Business, including all advertising materials, client and customer lists, supplier and vendor lists, purchase orders, sales and purchase invoices, production reports, health and safety studies, toxicology studies, personnel and employment records, and financial and accounting records other than the corporate books and records of the Seller;

(x)           all of the Seller’s claims, rights, credits, causes of action, defenses and rights of set-off against third parties relating to or arising from any of the Purchased Assets or Assumed Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties;

(xi)          all of the Seller’s Prepaid Inventory; and

(xii)         any and all Bankruptcy Avoidance Actions of Seller and all other Persons who are debtors in the Case against the Acquired Company (“Assigned Bankruptcy Avoidance Actions”).

For purposes of clarity, the Purchased Assets do not include the Shares or any assets of the Acquired Company, it being understood that the Designated Affiliate will acquire all of the Shares pursuant to Section 2.1(a).

Section 2.2           Excluded Assets.  Notwithstanding the terms of Section 2.1 the Seller will not sell, convey, assign, transfer or deliver to the Purchaser, and the Purchaser will not purchase or acquire, and the Purchased Assets do not include, any assets other than the Purchased Assets, including any assets to related to the Seller’s other business lines and any of the following assets (the “Excluded Assets”):

(a)           all cash and Cash Equivalents;

(b)           all assets, business lines, properties located at the real property set forth on Schedule 2.2(b);

(c)           all minute books, records, stock ledgers, Tax records and all other materials that the Seller is required by Law to retain;

(d)           the shares of the capital stock of the Seller and all of the Seller’s or any of its Affiliate’s ownership interest in any Person (other than the Acquired Company);

(e)           all insurance policies, binders and claims and rights thereunder and proceeds thereof;

(f)           all rights under all Contracts of the Seller other than the Included Contracts, including the shared Contracts set forth on Schedule 2.2(f);

(g)          all rights to refunds, credits or similar benefits relating to Taxes and other governmental charges of whatever nature attributable to the Pre-Closing Period;

(h)          all intellectual property rights of the Seller and its Affiliates other than the Purchased Intellectual Property, including the Shared Intellectual Property (the “Excluded Intellectual Property”);

(i)           all real property and rights in respect of real property, other than as described in Section 2.1(b)(v);

(j)           other than the rights to receive the services pursuant to the terms of the Transition Services Agreement, all rights to receive services and benefits of the kind provided to the Business by the Seller or any Affiliate of the Seller, either directly or indirectly through third-party service providers, prior to the Closing Date, including (A) computer and information processing services, (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance, administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services and (M) investor relation services;

(k)          all rights in connection with and assets of any Seller Plan, except as otherwise expressly provided in Article 10;

(l)           all intercompany receivables, loans and investments (i) between Seller or any of its Subsidiaries, on the one hand, and Seller or any of its Subsidiaries, on the other hand, or (ii) required to be settled in accordance with Section 5.19;

(m)         except for the Assigned Bankruptcy Avoidance Actions, any and all avoidance or other causes of action arising under Sections 510, 544 through 550 and 553 of the Bankruptcy Code or under similar state laws (collectively, the “Bankruptcy Avoidance Actions”);

(n)         all rights arising under any Excluded Liability;

(o)         all assets and other rights relating to the Business sold or otherwise transferred or disposed of during the period from the date of this Agreement through and including the Closing Date (including any tangible assets used exclusively in the production of Isopetronate HL-44 which the Seller may relocate), in any event in accordance with the provisions of this Agreement; and

(p)         all rights of the Seller or any of its Affiliates under this Agreement or any of the Ancillary Agreements to which the Seller or any of its Affiliates is a party.

For purposes of clarity, the Excluded Assets do not include the Shares or any assets of the Acquired Company.

Section 2.3           Assumed Liabilities.  In accordance with the provisions of this Agreement, at the Closing, subject to Article 11, the Purchaser will assume and pay or perform and discharge when due any and all of the Liabilities of the Seller to the extent relating to the Business or the Purchased Assets, whether arising on, prior to or following the Closing Date, in each case other than the Excluded Liabilities (the “Assumed Liabilities”).  Subject to Article 11, the Assumed Liabilities include the following:

(a)           To the extent reflected in the Final Closing Net Working Capital, all Liabilities arising after the filing by the Seller of the Case and prior to the Closing, including all Liabilities reserved or accrued within the “Other Accrued Expenses” line item for the Taft facility on the Final Closing Net Working Capital (other than (i) Taxes for any Pre-Closing Period or otherwise allocated to the Pre-Closing Period pursuant to Section 9.1(c), (ii) the Trade Accounts Payable, (iii) the European Trade Accounts Payable, (iv) the Shared Accounts Payable and (v) the Accrued Payroll and Benefits);

(b)           all Liabilities for Taxes imposed on the Purchaser pursuant to Section 9.1 or otherwise allocated to the Post-Closing Period pursuant to Section 9.1(c);

(c)           all Liabilities of the Seller and the Selling Affiliates arising on, prior to or following the Closing Date under the Included Contracts and the Governmental Authorizations included in the Purchased Assets, including payment of the Cure Costs;

(d)           all pension obligations in the manner and to the extent described in Article 10, and all accrued vacation and sick time relating to the employment of Transferred Employees on or prior to the Closing Date and all Liabilities relating to the employment of the Transferred Employees arising after the Closing Date;

(e)           all Liabilities arising out of or relating to the termination by the Seller in connection with the transactions contemplated by this Agreement of, or failure by the Purchaser to hire, any Employees, including any Liabilities to provide benefits or severance with respect to any Employee or any of their dependents, beneficiaries and joint annuitants and any Liabilities arising under the WARN Act and any other Laws requiring notification to or consultation with Employees or their representatives as a result of the transactions contemplated by this Agreement;

(f)            all Liabilities assumed by the Purchaser and its Affiliates pursuant to Article 10;

(g)           all Liabilities associated with the Owned Real Property first arising on or following the Closing Date (except as provided in Article 11);

(h)           all Liabilities relating to or arising out of Environmental Laws or Hazardous Materials, including, except as provided in Article 11, any Known Environmental Liability and any Unknown Environmental Liability, relating to the Business, the Purchased Assets, or the Owned Real Property, arising on, prior to or following the Closing Date, other than the Off-Site Liabilities (as defined below), the Compliance Liabilities (as defined below) and Taft Air Issue Fines and Penalties (as defined below);

(i)            all Liabilities with respect to any return, rebate, recall, warranty or similar liabilities relating to products of the Business;

(j)            all Liabilities associated with the Consignment Raw Material Inventory; and

(k)           all other Liabilities arising out of, relating to or incurred in connection with the Business or the Purchased Assets following the Closing Date, including (i) the operation of the Business after the Closing Date, (ii) the use by the Purchaser or its permitted licensees of Purchased Intellectual Property and (iii) any other condition arising following the Closing Date with respect to the Purchased Assets.

For purposes of clarity, the Assumed Liabilities do not include any Liabilities of the Acquired Company, all of which will remain Liabilities of the Acquired Company before, on and after Closing.

Section 2.4          Excluded Liabilities.  Notwithstanding any other provision of this Agreement or any other writing to the contrary, the Purchaser and its Designated Affiliates are assuming only the Assumed Liabilities and are not assuming any other Liability of the Seller or any Selling Affiliate of whatever nature, whether presently in existence or arising hereafter, including the following (the “Excluded Liabilities”):

(a)           any Liability for Taxes of the Seller or any Affiliate of the Seller arising or related to any pre-Closing period or attributable to the Business or the Purchased Assets for a Pre-Closing Period or otherwise allocated to a Pre-Closing Period pursuant to Section 9.1(c) (but specifically excluding (i) Taxes, if any, imposed on the Seller or any Affiliate or the Seller and arising out of the operation of the Business or with respect to the Purchased Assets after the Closing Date, and (ii) Taxes imposed on the Purchaser pursuant to Section 9.1);

(b)           all trade accounts payable to third parties and other accrued expenses for the procurement of goods and services arising from the conduct of the Business after the Petition Date and prior to the Closing (the “Trade Accounts Payable”);

(c)           all trade accounts payable to third parties and other accrued expenses for the procurement of goods and services arising from the conduct of Seller Affiliates located in Europe or Asia (other than the Acquired Company) after the Petition Date and prior to the Closing that are attributable to the Business (the “European Trade Accounts Payable”)

(d)           all shared accounts payable to third parties for the procurement of goods and services arising from the conduct of both the Business and the Seller or any Affiliate of the Seller after the Petition Date and prior to the Closing (the “Shared Accounts Payable”);

(e)           all accrued payroll and accrued benefits relating to the employment of Transferred Employees on or prior to the Closing Date (the “Accrued Payroll and Benefits”);

(f)           any Liability arising in connection with any Seller Plan, other than those Liabilities assumed by the Purchaser and its Affiliates pursuant to Article 10;

(g)           any Liability arising out of or related to any Excluded Asset;

(h)           all intercompany payables, loans and investments (i) between Seller or any of its Subsidiaries, on the one hand, and Seller or any of its Subsidiaries, on the other hand, or (ii) required to be settled in accordance with Section 5.19; and

(i)           all Encumbrances of which the Purchased Assets are being sold free and clear under the Approval Order;

(j)           any Proceedings set forth in Schedule 2.4(j) or filed after the date hereof relating exclusively to pre-Closing activity of the Business (other than a Proceeding to the extent relating to Assumed Liabilities);

(k)           all Liabilities arising out of or relating to the off-site transportation, handling, treatment, storage or disposal of any Hazardous Material (other than migration of a Hazardous Material from any Owned Real Property) or the arrangement for the same by or on behalf of the Seller, its Affiliates or their respective predecessors in connection with the Purchased Assets or the operation of the Business at the Taft, Louisiana facility prior to Closing (the “Off-Site Liabilities”);

(l)           all Liabilities arising out of or relating to fines and penalties assessed for any violation occurring prior to Closing of any Environmental Law or Environmental Authorization by Seller or related to the Business or the Purchased Assets, other than any such Liabilities arising out of or relating to the Taft Air Issue (the “Compliance Liabilities”);

(m)          all Liabilities arising out of or relating to fines and penalties arising out of or related to the Taft Air Issue occurring prior to Closing (regardless of whether such fines or penalties were assessed prior to, on or after the Closing) (the “Taft Air Issue Fines and Penalties”); and

(n)           all Liabilities relating to the employment of employees and former employees of the Business who are not Transferred Employees.

For purposes of clarity, the Excluded Liabilities do not include any Liabilities of the Acquired Company, all of which will remain Liabilities of the Acquired Company before, or and after Closing.

Section 2.5           Consideration.

(a)           The consideration for the Purchased Assets and the Shares (the “Purchase Price”) consists of (a) sixteen million two hundred thirty dollars (U.S. $16,230,000) in cash (the “Initial Cash Consideration”), subject to adjustment in accordance with Section 2.6 (the Initial Cash Consideration, as adjusted, the “Final Cash Consideration”), (b) the Trade Accounts Payable Adjustment Payment, (c) the European Trade Accounts Payable Adjustment Payment, (d) the Shared Accounts Payable Adjustment Payment, (e) the Accrued Payroll and Benefits Adjustment Payment and (f) the assumption of the Assumed Liabilities, including the on-site environmental and pension Liabilities assumed pursuant to Section 2.3.

(b)           The Initial Cash Consideration, the Trade Accounts Payable Adjustment Payment, the European Trade Accounts Payable Adjustment Payment, the Shared Accounts Payable Adjustment Payment and the Accrued Payroll and Benefits Adjustment Payment shall be paid as follows:

(i)           the Purchaser will be credited under clause (ii) of this Section for its deposit, in the amount of five hundred thousand dollars (U.S. $500,000) (such amount, together with the interest and income thereon, the “Deposit Amount”), which was paid in accordance with the Bidding Procedures Order to Citibank, N.A., as deposit agent (the “Deposit Agent”);

(ii)          at the Closing, the Purchaser shall pay, by wire transfer of immediately available funds in U.S. dollars, the Initial Cash Consideration, plus fifty percent (50%) of the aggregate amount of the Trade Accounts Payable Adjustment Payment and the Shared Accounts Payable Adjustment Payment, plus the Accrued Payroll and Benefits Adjustment Payment, plus any applicable Transfer Taxes imposed on, or required to be remitted by, the Seller or any applicable Subsidiary or Subsidiaries as a result of the transactions contemplated hereby, less the Deposit Amount, to an account or accounts designated by the Seller, such designation to be made in writing at least three (3) Business Days prior to the Closing Date;

(iii)         on the Business Day following the 15th day following the Closing Date, the Purchaser shall pay, by wire transfer of immediately available funds in U.S. dollars, an amount equal to fifty percent (50%) of the European Trade Accounts Payable Adjustment Payment; and

(iv)           on the Business Day following the 30th day following the Closing Date, the Purchaser shall pay, by wire transfer of immediately available funds in U.S. dollars, an amount equal to fifty percent (50%) of the aggregate amount of the Trade Accounts Payable Adjustment Payment, the European Trade Accounts Payable Adjustment Payment and the Shared Accounts Payable Adjustment Payment.

Section 2.6           Post-Closing Closing Net Working Capital Adjustment.

(a)           Within ninety (90) days after the Closing Date, the Seller will prepare and deliver to the Purchaser a written notice (the “Adjustment Notice”) containing (i) the Seller’s calculation of the Closing Net Working Capital (the “Final Closing Net Working Capital”) and (ii) the Seller’s calculation of the amount of any payments required pursuant to Section 2.6(h) (the “Adjustment Calculation”).  The Final Closing Net Working Capital and the Adjustment Calculation, if any, shall be set forth in U.S. dollars after any applicable portion thereof has been converted from euros at the euro foreign exchange reference rate published in the Wall Street Journal on the Closing Date.  The Adjustment Notice will be prepared in accordance with the accounting methods and practices set forth in Schedule 2.6(a) (the “Calculation Principles”).

(b)           The parties agree that, for purposes of calculating the Final Closing Net Working Capital, the value of the Inventory shall be capped at an amount (the “Inventory Cap”) equal to fifty million dollars ($50,000,000); provided, however, that the Seller and the Purchaser shall negotiate in good faith prior to Closing to seek to agree a methodology for adjusting the Inventory Cap upwards or downwards, and to set forth such agreement on a Schedule 2.6(b), based on fluctuations in the prices of (i) the metal tin, as quoted on the London Metal Exchange, (ii) soy bean oil, as quoted on the Chicago Board of Trade, and (iii) Butadiene, as quoted from Chemical Market Associates, Inc.  If prior to Closing Seller determines in good faith that it is in the interest of the Business to pre-buy raw materials for the manufacture of Inventory, Seller shall so notify Purchaser and Seller and Purchaser shall negotiate in good faith to increase the Inventory Cap as appropriate, to reflect the Closing Date impact of such pre-buy on the Closing Date Inventory.  Any dispute relating to the new Inventory Cap shall be resolved in accordance with Section 2.6(f).

(c)           During the preparation of the Adjustment Notice, the Purchaser will, and will cause each of its Affiliates to, (i) provide the Seller and the Seller’s representatives with full access during normal business hours to the books, records, facilities and employees of the Business, (ii) provide the Seller, within thirty (30) days after the Closing Date, with normal month-end closing financial information for the period ending as of the close of business on the Closing Date and (iii) reasonably cooperate with the Seller and the Seller’s representatives, including by providing on a timely basis all information reasonably necessary or useful in preparing the Adjustment Notice.

(d)           Within forty-five (45) days after delivery of the Adjustment Notice, the Purchaser will either:

(i)           agree in writing with the Adjustment Calculation, in which case such calculation will be final and binding on the parties for purposes of Section 2.6(h); or

(ii)          dispute the Adjustment Calculation by delivering to the Seller a written notice (a “Dispute Notice”) setting forth in reasonable detail the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

During the review of the Adjustment Notice, the Seller will, and will cause each of its Affiliates to, (i) provide the Purchaser and the Purchaser’s representatives with full access to the supporting documentation used to prepare the Adjustment Notice, and (ii) reasonably cooperate with the Purchaser and the Purchaser’s representatives, including by providing on a timely basis all information reasonably necessary or useful in reviewing the Adjustment Notice.  For purposes of this Section 2.6(d), the Purchaser may not deliver a Dispute Notice unless the aggregate value of all such disputed items exceeds five hundred thousand dollars ($500,000).

(e)           If the Purchaser fails to take either of the foregoing actions within forty-five (45) days after delivery of the Adjustment Notice, and the Seller and each of its Affiliates have provided the Purchaser with all reasonably requested supporting documentation to review the Adjustment Notice within such forty-five (45) day period, then the Purchaser will be deemed to have irrevocably accepted the Adjustment Calculation, in which case, the Adjustment Calculation will be final and binding on the parties for purposes of Section 2.6(h).

(f)           If the Purchaser timely delivers a Dispute Notice to the Seller, then the Purchaser and the Seller will attempt in good faith, for a period of thirty (30) days, to agree on the Adjustment Calculation for purposes of Section 2.6(h).  Any resolution by the Purchaser and the Seller during such 30-day period as to any disputed items will be final and binding on the parties for purposes of Section 2.6(h).  If the Purchaser and the Seller do not resolve all disputed items by the end of thirty (30) days after the date of delivery of the Dispute Notice, then the Purchaser and the Seller will submit the remaining items in dispute to Ernst & Young, LLP for resolution, or if that firm is unwilling or unable to serve, the Purchaser and the Seller will engage another mutually agreeable independent accounting firm of recognized national standing, which firm is not the regular auditing firm of the Purchaser or the Seller.  If the Purchaser and the Seller are unable to jointly select such independent accounting firm within ten (10) days after such 30-day period, the Purchaser, on the one hand, and the Seller, on the other hand, will each select an independent accounting firm of recognized national standing and such selected accounting firms will select a third independent accounting firm of recognized national standing, which firm is not the regular auditing firm of the Purchaser or the Seller; provided, however, that if either the Purchaser, on the one hand, or the Seller, on the other hand, fail to select such independent accounting firm during this 10-day period, then the parties agree that the independent accounting firm selected by the other party will be the independent accounting firm selected by the parties for purposes of this Section 2.6 (such selected independent accounting firm, whether pursuant to this sentence or the preceding sentence, the “Independent Accounting Firm”).  The Purchaser and the Seller will instruct the Independent Accounting Firm to render its determination with respect to the items in dispute in a written report that specifies the conclusions of the Independent Accounting Firm as to each item in dispute and the resulting Adjustment Calculation.  The Purchaser and the Seller will each use their commercially reasonable efforts to cause the Independent Accounting Firm to render its determination within thirty (30) days after referral of the items to such firm or as soon thereafter as reasonably practicable.  The Independent Accounting Firm’s determination of the Adjustment Calculation as set forth in its report will be final and binding on the parties for purposes of Section 2.6(h).  The Seller will revise the calculation of the Final Closing Net Working Capital as appropriate to reflect the resolution of the items in dispute pursuant to this Section 2.6(f).  The fees and expenses of the Independent Accounting Firm will be shared by the Purchaser and the Seller in inverse proportion to the relative amounts of the disputed amount determined to be for the account of the Purchaser and the Seller, respectively.

(g)           For purposes of complying with this Section 2.6, the Purchaser and the Seller (i) may mutually agree in writing to extend any time restriction set forth herein in ten (10) day increments, (ii) will furnish to each other and to the Independent Accounting Firm such work papers and other documents and information relating to the disputed items as the Independent Accounting Firm may request and are available to that party (or its independent public accountants) and (iii) will be afforded the opportunity to present to the Independent Accounting Firm any material related to the disputed items and to discuss the items with the Independent Accounting Firm.

(h)           If the Final Closing Net Working Capital as finally determined pursuant to this Section 2.6 is less than Base Working Capital, then the Seller will pay to the Purchaser the amount of such difference in cash plus interest thereon (calculated based on the actual number of days elapsed in a year consisting of 365 days) from the Closing Date through and including the date of such payment at a rate of six percent (6%) per annum.  If the Final Closing Net Working Capital as finally determined pursuant to this Section 2.6 is greater than the Base Working Capital, then the Purchaser will pay to the Seller the amount of such difference in cash plus interest thereon (calculated based on the actual number of days elapsed in a year consisting of 365 days) from the Closing Date through and including the date of such payment at a rate of six percent (6%) per annum.  For purposes of clarity, a sample of the Final Closing Net Working Capital as of September 30, 2009, as determined in accordance with the Calculation Principles, is set forth in Schedule 2.6(h).

(i)           Any payment to the Purchaser pursuant to Section 2.6(h) will be effected by wire transfer of immediately available funds from the Seller to an account designated by the Purchaser, and any payment to the Seller pursuant to Section 2.6(h) will be effected by wire transfer of immediately available funds to an account designated by the Seller.  Such payments will be made within five (5) Business Days following the final determination of the Final Closing Net Working Capital in accordance with this Section 2.6.

(j)           The purpose of this Section 2.6 is to determine the final consideration to be paid by the Purchaser under this Agreement.  Any payment made pursuant to this Section 2.6 will be treated by the parties for all purposes as an adjustment to the consideration and will not be subject to offset for any reason.

Section 2.7           Allocation of Purchase Price.

At least twenty (20) Business Days prior to the Closing, the Seller and the Purchaser shall have agreed to allocate the Initial Cash Consideration, the Trade Accounts Payable Adjustment Payment, the European Trade Accounts Payable Adjustment Payment, the Shared Accounts Payable Adjustment Payment and the Accrued Payroll and Benefits Adjustments Payment among the Shares on the one hand and the Purchased Assets on the other hand, and to set forth such allocation on a Schedule 2.7(a) (the “Initial Allocation Schedule”).  The cash amounts allocated on Schedule 2.7(a) shall not be adjusted after the date thereof, except to take into account any adjustment to the Initial Cash Consideration in accordance with this Agreement. Within 120 days after the Closing Date and consistently with Schedule 2.7(a), the Seller and the Purchaser shall in good faith agree how to allocate the Purchase Price (taking into account Assumed Liabilities to the extent they are included in the amount realized for income tax purposes) among the Shares and the Purchased Assets consistent with the principles set forth on Schedule 2.7(a), (which shall include an allocation of the portions of the Purchase Price, allocated to the Shares and the Liabilities of the Acquired Company among the assets of the Acquired Company for U.S. federal income tax purposes) (the “Closing Allocation Schedule”). The Purchaser shall initially propose the content of the Closing Allocation Schedule and if the Purchaser does so, such proposal shall be subject to the Seller’s review and reasonable objection, to be resolved by good-faith negotiations between the Purchaser and the Seller.  Except as otherwise required by Law or pursuant to a “determination” under Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), Purchaser and Seller agree to act, and to cause their Affiliates to act, in accordance with the allocations contained in the Closing Allocation Schedule, for all Tax purposes and that neither of them will (or will permit its Affiliates to) take any position inconsistent therewith in any Tax Returns or similar filings (including IRS Form 8594 or any similar form required to be filed under state, local or foreign Law), any refund claim, litigation, audit or otherwise; provided, however, that (i) Purchaser’s cost for the assets that it is deemed to have acquired may differ from the total amount allocated hereunder to reflect the inclusion in the total cost of items (for example, capitalized acquisition costs) not included in the total amount so calculated and (ii) the amount realized by Seller may differ from the total amount allocated hereunder to reflect transaction costs that reduce the amount realized for federal income tax purposes.  The Purchaser and the Seller each agree to provide the other party with any additional information reasonably required to complete and file IRS Form 8594 (or any similar form required to be filed under state, local or foreign Law) and with completed copies of such forms.  Each party will, subject to confidentiality obligations, provide to the other party a copy of any appraisal obtained by such party in connection with the allocation under this Section 2.7. Where a confidentiality obligation would otherwise prohibit a party from so providing a copy of any such appraisal, such party shall use its commercially reasonable efforts to obtain a waiver of such confidentiality obligations.

Section 2.8           Closing.   The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Baker & McKenzie LLP, 1114 Avenue of the Americas, New York, New York 10036, at 10:00 a.m., local time, on the last Business Day of the calendar month in which the later of the following occurs: (i) thirty (30) Business Days following the approval of the Approval Order or (ii) the date in which the last of the conditions set forth in Article 6 has been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing), or at such other time and place as the Seller and the Purchaser may agree in writing.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”  For all purposes under this Agreement and each of the Ancillary Agreements, all matters at Closing will be considered to take place simultaneously, no delivery of any document will be deemed complete until all transactions and deliveries of documents are completed, and the Closing will be deemed to have occurred at 12:01 a.m., Eastern Standard Time, on the Closing Date irrespective of the actual occurrence of the Closing at any particular time on the Closing Date.

Section 2.9           Closing Deliveries.

(a)           At the Closing, the Seller will deliver or cause to be delivered to the Purchaser, for itself and as agent for the Designated Affiliates:

(i)           a bill of sale in the form of Exhibit B (the “Bill of Sale”), duly executed by the Seller;

(ii)          an assignment and assumption agreement in the form of Exhibit C (the “Assignment and Assumption Agreement”), duly executed by the Seller;

(iii)         a share sale and transfer agreement in respect of the Shares in the form of Exhibit D (the “Share Transfer Agreement”), duly executed and notarized by the Share Selling Affiliate;

(iv)        such deeds, documents, instruments and actions as are necessary or appropriate to effect the valid sale and transfer of  the Shares to the Purchaser or its Designated Affiliate, duly executed by the Share Selling Affiliate, and/or the managing director or the Acquired Company, as required pursuant to German Law;

(v)         assignments of all Purchased Intellectual Property in the forms of Exhibit E-1 and E-2 (collectively, the “IP Assignments”), together with all intervening assignments into the name of Chemtura Corporation to the extent necessary or desirable to enable recording of assignments to Purchaser and License of Shared Intellectual Property in the form of Exhibit E-3 (the “IP License Agreement”), duly executed by the Seller;

(vi)        for each parcel of Owned Real Property, a recordable warranty deed or such other appropriate document or instrument of transfer in accordance with local custom, each in form and substance reasonably satisfactory to the Purchaser and its counsel and executed by the Seller;

(vii)       a certificate, dated as of the Closing Date, executed by the Seller confirming the satisfaction of the conditions specified in Section 6.1(a) and 6.1(b);

(viii)      the resignations of the managing directors of the Acquired Company set forth on Schedule 2.9(a)(viii), to the extent that such resignations have been requested in writing by the Purchaser not less than two (2) Business Days prior to Closing;

(ix)         a transition services agreement in the form of Exhibit F (the “Transition Services Agreement”), duly executed by the Seller;

(x)          a supply agreement in the form of Exhibit G (the “TBT Supply Agreement”), duly executed by the Seller;

(xi)         a supply agreement in the form of Exhibit H (the “TOT Supply Agreement”), duly executed by the Seller;

(xii)        a supply agreement in the form of Exhibit I (the “TPP/LPE Supply Agreement”), duly executed by the Seller;

(xiii)       an assignment of the environmental indemnity from Ciba contained in the Ciba Basic Agreement in the form of Exhibit J (the “Ciba Environmental Indemnity Assignment”);

(xiv)       a copy of the Approval Order;

(xv)        to the extent available to the Seller, the original certificates of title for all vehicles and other assets evidenced by certificates of title or similar instruments, duly endorsed in the manner sufficient to convey title to Purchaser;

(xvi)       evidence that notice of termination of the Acquired Company’s participation in the domination and profit and loss pooling agreements has been made in accordance with German Law;

(xvii)      a non-resident withholding certificate complying with the U.S. Foreign Investment Real Estate Property Tax Act in form and substance reasonably acceptable to the Purchaser;

(xviii)     assignments of Seller’s rights in and to any confidentiality agreements, to the extent such confidentiality agreements are assignable in accordance with their respective terms, entered into with Persons were prospective bidders, or that participated in the process of selling the Purchased Assets and Acquired Company, including, without limitation, bidders in the auction for the Purchased Assets and Acquired Company other than Purchaser; and

(xix)        the purchase agreement for thioesters, Weston 618F and Weston 619, in the form agreed upon by the Seller and Artek at the time of execution of this Agreement, duly executed by the Seller.

(b)           At the Closing, Artek (solely for the purpose of sub-clause (xii) below) and the Purchaser will, for itself and as agent for its Designated Affiliate, deliver or cause to be delivered to the Seller, for itself and as agent for the Share Selling Affiliate:

(i)           the Initial Cash Consideration, fifty percent (50%) of the aggregate amount of the Trade Accounts Payable Adjustment Payment and the Shared Accounts Payable Adjustment Payment, and the Accrued Payroll and Benefits Adjustment Payment by wire transfer of immediately available funds in U.S. dollars in the amount and manner specified in Section 2.5(b);

(ii)          the Assignment and Assumption Agreement, duly executed by the Purchaser;

(iii)         the Bill of Sale, duly executed by the Purchaser;

(iv)         the Share Transfer Agreement, duly executed and notarized by the Purchaser or its Designated Affiliate, as applicable;

(v)          the IP Assignments, if any, that call for a signature by the Purchaser and/or its Designated Affiliates, duly executed by the Purchaser and/or such Designated Affiliates, as applicable, and the IP License Agreement, duly executed by the Purchaser;

(vi)         a certificate, dated as of the Closing Date, duly executed by the Purchaser confirming the satisfaction of the conditions specified in Sections 6.2(a) and 6.2(b);

(vii)        the Transition Services Agreement, duly executed by the Purchaser;

(viii)       the TBT Supply Agreement, duly executed by the Purchaser;

(ix)          the TOT Supply Agreement, duly executed by the Purchaser;

(x)           the TPP/LPE Supply Agreement, duly executed by the Purchaser;

(xi)          the Ciba Environmental Indemnity Assignment, duly executed by the Acquired Company; and

(xii)         the purchase agreement for thioesters, Weston 618F and Weston 619, in the form agreed upon by the Seller and Artek at the time of the execution of this Agreement, duly executed by Artek.

Section 2.10           Certain Foreign Purchased Assets.

(a)           The Seller shall cause all Purchased Assets currently located in Europe and Asia (other than Included Contracts with any Seller Affiliate other than the Seller, which shall be assigned directly to the Purchaser  at Closing ) (the “Other Purchased Assets”) to be transferred to the Acquired Company prior to the Closing.

(b)           The Seller shall cause the book value of the Other Purchased Assets in the books and records of the Acquired Company immediately after the transfer pursuant to Section 2.10(a) above to be equal to the book value of the Other Purchased Assets as set forth in the books and records of the relevant Seller Affiliates immediately prior to such transfer.

(c)           To the extent that any VAT is payable by the Acquired Company in respect of the transfers to it of the Other Purchased Assets prior to Closing, the Seller shall cause the Acquired Company to pay such VAT upon transfer to the relevant Governmental Authority or the relevant transferor Seller Affiliate for payment to the relevant Government Authority, and the Seller shall thereupon pay or cause to be paid to the Acquired Company at or prior to Closing an amount equal to the aggregate amount of all such VAT payments made by the Acquired Company. Following Closing, the Purchaser shall cause the Acquired Company to reimburse to the Seller, or as the Seller may direct in writing, an amount equal to such VAT payments within five (5) Business Days after the receipt by the Acquired Company of credit or repayment from the applicable Governmental Authority in respect of the relevant VAT.

(d)           All Purchased Assets currently located in Latin America (the “Latin American Purchased Assets”) shall be sold by the Seller or a Seller Affiliate to the Purchaser, except that if the Purchaser instead requests in writing that such Latin American Purchased Assets be assigned to a Purchaser Affiliate, the Seller shall transfer such assets to such Purchaser Affiliate at the Closing or as soon as practicable thereafter. The Purchaser shall take such steps as are necessary to be able to, or to cause a Purchaser Affiliate to be able to, take title to the Latin American Purchased Assets at, or as soon as practicable after, Closing. The parties acknowledge and agree that (i) transfer of title to the Latin American Purchased Assets may not, for reasons of local Law and regulation, occur at the Closing, (ii) any such delay will not affect the Initial Consideration payable at Closing, and (iii) the parties will take such steps as are necessary to transfer title to the Latin American Purchased Assets, to the extent the same is not transferred at Closing, to the Purchaser or its designated Affiliate as soon as practicable after Closing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows, except as set forth on the disclosure schedule delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Seller Disclosure Schedule”):

Section 3.1           Organization and Good Standing.  Each of the Seller and the Acquired Company is a corporation duly organized, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of the jurisdiction of its organization, and has all requisite corporate power and authority to conduct its business as presently conducted.

Section 3.2           Authority and Enforceability.

(a)           Upon entry of the Approval Order and subject to it becoming a Final Order, the Seller will have all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Seller have been duly authorized by all necessary corporate action on the part of the Seller.  Upon entry of the Approval Order and subject to it becoming a Final Order, and assuming the due authorization, execution and delivery of this Agreement by the Purchaser, this Agreement will constitute the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.

(b)           Subject to the entry of the Approval Order and such other authorization as may be required by the Bankruptcy Court and assuming the due authorization, execution and delivery of the Ancillary Agreements by the Purchaser and/or the Designated Affiliates and the other parties thereto, (i) the execution, delivery and performance of each Ancillary Agreement and the consummation of the transactions contemplated thereby by the Seller and the Share Selling Affiliate party thereto have been duly authorized by all necessary corporate action on the part of the Seller and the Share Selling Affiliate and (ii) and at the Closing each Ancillary Agreement to which the Seller or the Share Selling Affiliate is a party will constitute the valid and binding obligation of the Seller or the Share Selling Affiliate that is party thereto, enforceable against the Seller or the Share Selling Affiliate in accordance with its terms, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (B) Laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.3           No Conflict.  Except as set forth on Section 3.3 of the Seller Disclosure Schedule and subject to entry of the Approval Order, except for the requirements of applicable Antitrust Law, neither the execution, delivery and performance of this Agreement by the Seller and any Ancillary Agreement by the Seller or the Share Selling Affiliate party thereto, nor the consummation by the Seller of the transactions contemplated by this Agreement, will (a) conflict with or violate the certificate of incorporation or bylaws or other applicable charter or organizational documents of the Seller, the Share Selling Affiliate or the Acquired Company, (b) result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any Material Contract, (c) violate any Law or Judgment applicable to the Seller, the Share Selling Affiliate or the Acquired Company (to the extent it relates exclusively to the Business), the Business or the Purchased Assets, (d) require the Seller, the Share Selling Affiliate or the Acquired Company to obtain any Governmental Authorization or make any filing with any Governmental Authority, or (e) result in the creation of an Encumbrance on any of the Purchased Assets.

Section 3.4           Capitalization and Ownership.

(a)           Section 3.4(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of all the issued and outstanding shares of the capital stock of the Acquired Company. Section 3.4(a) of the Seller Disclosure Schedule includes an up-to-date excerpt from the commercial register and no material filings to the commercial register have been made, or should have been made, that have not been registered. The Shares represent all of the issued and outstanding shares of the capital stock of the Acquired Company.  The Share Selling Affiliate is the sole record holder and beneficial owner of all of the Shares, free and clear of all Encumbrances, in the respective amounts set forth in Section 3.4(a) of the Seller Disclosure Schedule.  Upon payment in full of the Purchase Price, good and valid title to the Shares will pass to the Purchaser (or its Designated Affiliate), free and clear of any Encumbrances, and with no restrictions on the voting rights or other incidents of record and beneficial ownership of such Shares.  All of the Shares are duly authorized, validly issued, fully paid and nonassessable.  There are no Contracts to which the Share Selling Affiliate or any other Person, is a party or bound with respect to the voting (including voting trusts or proxies) of the Shares.  Other than the Shares, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Acquired Company is a party or which are binding upon the Acquired Company providing for the issuance or redemption of any shares of the Acquired Company’s capital stock.

(b)           The Acquired Company does not own or have any rights to acquire, directly or indirectly, any capital stock or other equity interests of any Person.

(c)           No bankruptcy, insolvency or dissolution proceedings are applied for, pending or, to the Seller’s Knowledge, threatened with respect to the Acquired Company or the Share Selling Affiliate. Neither the Acquired Company nor the Share Selling Affiliate is required under the Laws of its jurisdiction of organization to file for bankruptcy, insolvency or dissolution.

Section 3.5           Financial Statements. The Seller has made available to the Purchaser copies of the unaudited pro forma statement of net assets and liabilities (the “September ’09 Net Assets Statement”) of the Business as at September 30, 2009 and the unaudited pro forma consolidated statement of income (the “Income Statement”, together with the September ’09 Net Assets Statement, the “Financial Statements”) of the Business for the period ended September 30, 2009, in each case prepared in accordance with GAAP as set forth in Section 3.5 of the Seller Disclosure Schedule and consistent with the Calculation Principles.  The Financial Statements were prepared based on the Seller’s normal quarter end closing procedures, which are consistent in all material respects with normal year end closing procedures, other than preparation of footnotes.  The Financial Statements (i) were prepared in accordance with GAAP from the books and records of the Seller and Business and (ii) fairly present, in all material respects, the assets to be sold, the liabilities to be assumed and the revenues and direct expenses of the Business as of the dates and for the periods indicated herein, except as otherwise indicated in the Financial Statements and Calculation Principles.  Notwithstanding any reference in the Financial Statements to the inclusion of certain assets to be sold and liabilities to be transferred, the only assets to be sold are the Purchased Assets and the Shares and only the liabilities to be assumed by the Purchaser are the Assumed Liabilities.

There are no material known liabilities, whether actual or contingent, arising out of the Business other than (i) future obligations under the Included Contracts, (ii) liabilities set forth on the Financial Statements or incurred in the ordinary course of the Business since September 30, 2009, (iii) liabilities listed on Section 3.5 of the Seller Disclosure, and (iv) liabilities that, individually or in the aggregate, do not have a Material Adverse Effect.

Section 3.6           Operation of the Business.  Except as set forth on Section 3.6 of the Seller Disclosure Schedule, the Seller has conducted the Business only through the Seller and the Acquired Company and not through any Subsidiary or Affiliate (other than the Acquired Company) of the Seller and no part of the Business is operated by the Seller through any Person other than the Seller and the Acquired Company. Since the date of the Financial Statements, the Seller has operated only in the ordinary course of business (other than as impacted by the Bankruptcy) and has not disposed of any material assets set forth in the Financial Statements other than sales of inventory in ordinary course of the Business.

Section 3.7           Absence of Certain Changes and Events.  From the date of the Financial Statements to the date of this Agreement, there has not been any Material Adverse Effect.  Without limiting the generality of the foregoing, since the date of the Financial Statements, there has not been any:

(a)           amendment or authorization of any amendment to the articles of incorporation or bylaws or other applicable charter or organizational documents of the Seller or the Acquired Company in a manner that could be expected to delay or otherwise interfere with the consummation of the transactions contemplated by this Agreement;

(b)           declaration, setting aside or payment of any dividend or other distribution (other than in cash) in respect of the capital stock of the Acquired Company;

(c)           except as set forth on Section 3.7(c) of the Seller Disclosure Schedule, sale, lease, license, pledge or other disposition of, or Encumbrance on, any of the properties or assets of the Acquired Company or the Seller used or held for use in connection with, necessary for or relating to the Business (other than sales of inventory for fair consideration and in the ordinary course of the Business);

(d)           acquisition of any properties or assets that are material to the Business individually or in the aggregate, except purchases of inventory for fair consideration and in the ordinary course of the Business;

(e)           damage to, or destruction or loss of, any of the properties or assets of the Acquired Company or of the Seller used or held for use in connection with, necessary for or relating to the Business with an aggregate value in excess of two hundred and fifty thousand ($250,000), whether or not covered by insurance;

(f)           settlement or compromise with a value in excess of one hundred thousand ($100,000) in connection with any Proceeding involving the Seller and the Acquired Company and arising in connection with the operation of the Business or otherwise relating to the Business, the Purchased Assets or the Assumed Liabilities;

(g)           except as set forth on Section 3.7(g) of the Seller Disclosure Schedule, rejection, termination, expiration or adverse amendment to any Material Contract,

(h)           except as set forth on Section 3.7(h) of the Seller Disclosure Schedule, capital expenditure or other expenditure with respect to property, plant or equipment used in or held for use in connection with, necessary for or relating to the Business in excess of two hundred and fifty thousand ($250,000) individually or one million ($1,000,000) in the aggregate;

(i)           change in the Seller’s accounting principles, methods or practices or investment practices in connection with or relating to the Business, including any changes as were necessary to conform with GAAP;

(j)           material acceleration or delay in the payment of accounts payable or other Liabilities or in the collection of notes or accounts receivable in connection with or relating to the Business; or

(k)           agreement by the Seller, whether in writing or otherwise, to do any of the foregoing.

Section 3.8            Personal Property.

(a)           After giving effect to the entry of the Approval Order and subject to it becoming a Final Order, the Seller has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of the tangible personal property included in the Purchased Assets, and the Acquired Company has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its tangible personal property (including property transferred from other Affiliates of Seller as required hereby), free and clear of all Encumbrances.

(b)           Except as set forth on Section 3.8 of the Seller Disclosure Schedule, the Purchased Assets and the assets of the Acquired Company, taken as a whole, constitute all of the assets used exclusively in the Business and constitute all of the assets that are necessary to conduct the Business as conducted immediately prior to Closing (except assets sold, cash disposed of, accounts receivable collected, prepaid expenses realized, Contracts fully performed, properties or assets replaced by equivalent or superior properties or assets, in each case in the ordinary course of the Business, employees not to be hired by the Purchaser, the Excluded Assets and any assets to be made available under the Transition Services Agreement).

(c)           Each tangible asset included in the Purchased Assets is in all material respects in satisfactory operating condition and repair, ordinary wear and tear excepted, is suitable for the purposes for which it is being used by the Seller or the Acquired Company and has been maintained in accordance with normal industry practice.

Section 3.9            Real Property.

(a)           Section 3.9(a) of the Seller Disclosure Schedule sets forth an accurate and complete list (by street address and current owner) (i) of all real property in which the Acquired Company has fee title (or equivalent) interest (collectively, the “Acquired Company Owned Real Property”) and (ii) of all Owned Real Property.  Section 3.9(a) of the Seller Disclosure Schedule includes up-to-date excerpts from the land register for each parcel of the Acquired Company Real Property.  After giving effect to the entry of the Approval Order and subject to it becoming a Final Order, the current owner has good and marketable title in fee simple to each parcel of Acquired Company Real Property and each parcel of Owned Real Property, free and clear of any Encumbrance.

(b)           The Seller has no leasehold interest in any real property related to the Business.  Section 3.9(b) of the Seller Disclosure Schedule sets forth an accurate and complete description (by street address of the subject leased real property, the date and term of the lease, the name of the parties thereto and the aggregate annual rent payable thereunder) (i) of all real property that is leased by the Acquired Company (collectively, the “Acquired Company Leased Real Property”).  The Acquired Company holds valid leasehold interests in the Acquired Company Leased Real Property, free and clear of any Encumbrances.  The Seller has made available to the Purchaser complete copies of the leases, together with any amendments thereto, in effect as of the date hereof relating to the Acquired Company Leased Real Property (collectively, the “Leases” and each a “Lease”) and there has not been any sublease or assignment entered into by the Acquired Company in respect of the Leases.  Each Lease is enforceable as to the Acquired Company and, to the Seller’s Knowledge, the other party thereto, in accordance with its terms except to the extent it has previously expired in accordance with its terms and subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.  All material obligations and conditions under the Leases to be performed to date by the Acquired Company and, to the Seller’s Knowledge, the landlords thereunder have been satisfied.

(c)           Except as set forth on Section 3.9(c) of the Seller Disclosure Schedule, the Seller and the Acquired Company are in peaceful and undisturbed possession of the Real Property, and there are no contractual or legal restrictions or other Encumbrances that preclude or restrict the ability of the Seller and the Acquired Company to use the Real Property for the purposes for which it is currently being used or in order to affect the transactions contemplated by this Agreement.  Neither the Seller nor the Acquired Company has subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of the Real Property, and neither the Seller nor the Acquired Company has received notice, of any claim of any Person to the contrary.

(d)           Use of the Real Property for the various purposes for which it is presently being used is permitted as of right under applicable zoning Laws and is not subject to “permitted non-conforming” use or structure classifications.  The Real Property is supplied with utilities and other services necessary for the operation of the Business and each parcel of Real Property abuts on and has direct vehicular access to an improved public road or access to an improved public road via a permanent, irrevocable appurtenant easement improved with a road benefiting the parcel of Real Property.

Section 3.10         Intellectual Property.  Section 3.10 of the Seller Disclosure Schedule sets forth all registered Purchased Intellectual Property (including registration applications) that the Seller owns or otherwise has the right to use in its operation of the Business and all registered Intellectual Property that the Acquired Company owns or otherwise has the right to use in its operation of the Business as presently conducted (together with all unregistered Intellectual Property that the Acquired Company owns or otherwise has the right to use in its operation of the Business as presently conducted, the “Acquired Company Intellectual Property” and together with the Purchased Intellectual Property, the “Business Intellectual Property Rights”).  To the Seller’s Knowledge, none of the activities or business presently conducted by the Business infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person.  The Business Intellectual Property Rights are not subject to any Encumbrance (other than an Encumbrance that will be removed and stricken as against the Purchased Assets pursuant to the Approval Order), and are not subject to any restrictions or limitations regarding use or disclosure other than pursuant to a written license agreement set forth on Section 3.10 of the Seller Disclosure Schedule.  Since the date of the Financial Statements, neither the Seller nor the Acquired Company has received written notification from any third party alleging that the Seller or Acquired Company infringes any Intellectual Property of such third party.  To the Knowledge of Seller, no third party is infringing, misappropriating or otherwise conflicting with any of the Business Intellectual Property Rights.  No compensation claims under any employee invention Laws are pending or, to the Seller’s Knowledge, threatened in respect of the Business Intellectual Property Rights.

Section 3.11          Contracts.

(a)           Section 3.11(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date hereof of each written Included Contract to which the Seller is a party and each written Contract to which the Acquired Company is a party, which:

(i)           is for the purchase or sale of materials, supplies, goods, equipment or services that involves the payment by or to the Seller or the Acquired Company of more than two hundred and fifty thousand ($250,000) over the life of the Contract;

(ii)          is for capital expenditures in excess of one hundred thousand ($100,000);

(iii)         is a mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contract relating to indebtedness for borrowed money, other than accounts receivables and payables in the ordinary course of the Business, and in each case having an outstanding principal amount in excess of one hundred thousand ($100,000);

(iv)         is a material license or other material Contract under which the Seller or the Acquired Company has obtained a license to use the Intellectual Property of another Person (except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than fifty thousand ($50,000) under which the Seller or the Acquired Company is the licensee);

(v)          is a material employment Contract that is not terminable by the Seller or the Acquired Company without penalty or further payment and without more than sixty (60) days’ notice;

(vi)         is a material contract that provides for the Seller or the Acquired Company to act as a distributor, dealer, sales representative or authorized service Person;

(vii)        is a material Contract that limits or purports to limit the ability of the Business or the Acquired Company to compete in any line of business or with any Person or in any geographic area;

(viii)       is a material Contract between or among the Business (as conducted through the Seller or the Acquired Company, as applicable), on the one hand, and the Seller or the Acquired Company or their respective Affiliates, on the other hand; or

(ix)          is entered into with a Governmental Authority.

The Contracts listed in Section 3.11(a) of the Seller Disclosure Schedule are referred to in this Agreement as the “Material Contracts.”

(b)           The Seller has made available to the Purchaser an accurate and complete copy of each Material Contract, including all amendments thereto.  With respect to each such Material Contract, neither the Seller nor the Acquired Company party to the Material Contract, nor, to the Seller’s Knowledge, any other party to the Material Contract is in material breach or material default under the Material Contract.  Each Material Contract is enforceable as to the Seller or the Acquired Company party thereto and, to the Seller’s Knowledge, the other party thereto, in accordance with its terms except to the extent it has previously expired in accordance with its terms and subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(c)               Section 3.11(c) of the Seller Disclosure Schedule sets forth a list of Contracts with third parties relating to the Business which are not Included Contracts because they are shared with other Seller operations, but would have otherwise been considered Material Contracts pursuant to Section 3.11(a).

(d)               Section 3.11(d) of the Seller Disclosure Schedule identifies which Material Contracts require third party consent to assign in accordance with their terms, subject to the provisions of the Bankruptcy Code in respect thereof or, with respect to Material Contracts involving the Acquired Company, require third party consent in connection with a stock transfer or other change of control.

Section 3.12          Tax Matters.

(a)               All material Tax Returns required to be filed by the Seller with respect to the Purchased Assets or by the Acquired Company have been timely filed and all such Tax Returns are true, complete and accurate in all material respects.  All material Taxes due and payable by the Seller with respect to the Purchased Assets, or by the Acquired Company whether or not shown on such Tax Returns, have been paid, except for any payments by the Seller which have been stayed by the filing of the Case under Section 362 of the Bankruptcy Code.  No Governmental Authority has proposed formally in writing to make or has made any material adjustment with respect to Taxes primarily attributable to the Purchased Assets or such Tax Returns of the Acquired Company.  The Acquired Company does not have any Liability for any Tax obligation of any other taxpayer, including any obligation under any Tax sharing agreement.  The Seller has made available to the Purchaser accurate and complete copies of all Tax Returns filed by the Seller with respect to the Purchased Assets and all Tax Returns filed by the Acquired Company for the years ended December 31, 2006, 2007 and 2008, respectively.

(b)               All material Taxes that the Acquired Company is required by Law to withhold or collect, and all material Taxes that the Seller is required by Law to withhold or collect in respect of Taxes primarily relating to the Purchased Assets, have been properly withheld or collected, and, to the extent required by applicable Law, have been paid over to the proper Governmental Authority.

(c)               No audits or other Proceedings are pending or being conducted, nor has the Seller or the Acquired Company received any written notice from any Governmental Authority that any such audit or other Proceeding is pending or, to the Seller’s Knowledge, threatened in any case with respect to Taxes attributable to the Purchased Assets or the Acquired Company.  Neither the Seller nor the Acquired Company has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency in any case with respect to Taxes attributable to the Purchased Assets or the Acquired Company, which waiver or extension of time is currently outstanding.

(d)           The Acquired Company (i) is a disregarded entity for U.S. federal income Tax purposes, (ii) is not, and has never been, a passive foreign investment company within the meaning of Section 1296 of the Code, and (iii) is not, and has never been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) of the Code.

(e)           This Section 3.12 constitutes the sole and exclusive representations and warranties of the Seller with respect to any matters relating to Taxes.

Section 3.13          Employee Benefit Matters.

(a)           Section 3.13(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Seller Plans.

(b)           The Seller has made available to the Purchaser an accurate written summary of each Seller Plan.

(c)           No Proceeding with respect to the administration or the investment of the assets of any Seller Plan (other than routine claims for benefits) is pending or, the Seller’s Knowledge, threatened.  All contributions, including all social security contributions, required to be made by the Seller or the Acquired Company to each Seller Plan under the terms of such Seller Plan or applicable Law have been timely made.  Each Seller Plan materially complies and is operated in accordance with the requirements of applicable Law.

(d)           Section 3.13(d) of the Seller Disclosure Schedule sets forth an accurate and complete list of: (i) any employment, severance and change of control agreement with any executive officer or other senior managerial employee of the Acquired Company (A) the benefits of which are contingent upon the occurrence of a transaction involving the Acquired Company of the nature of the transactions contemplated by this Agreement (either alone or upon termination of employment following such transactions), or (B) providing any guarantee of employment or compensation; and (ii) any agreement or plan binding upon the Acquired Company, including, any Seller Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (either alone or upon the termination of employment following such transactions).

(e)           Each Seller Plan that is intended to be tax-qualified under Code Section 401(a) has received a favorable determination or opinion letter from the IRS that it is qualified under Code Section 401(a) and that its related trust is exempt from federal income Tax under Section 501(a) of the Code.  To Seller’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of Tax-exempt status of any such Seller Plan or trust.

(f)           With respect to the Chemtura Corporation Retirement Plan, the Seller has made available to the Purchaser correct and complete copies of the two (2) most recent annual valuations as certified by Seller’s actuaries and the certified financial audit prepared for the most recently filed Form 5500 annual return/report by the auditors of such plan.

(g)           This Section 3.13 constitutes the sole and exclusive representations and warranties of the Seller with respect to any matters relating to employee benefits.

Section 3.14          Employment and Labor Matters.

(a)           Section 3.14(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Employees and Acquired Company Employees as of the date of this Agreement, along with the position of such Persons.

(b)           Except as set forth on Section 3.14(b) of the Seller Disclosure Schedule, neither the Seller nor the Acquired Company is a party to or bound by any collective bargaining agreement applicable to, and, to the Seller’s Knowledge, no petition has been filed or Proceedings instituted by, any Employee or Acquired Company Employee or group of Employees or Acquired Company Employees with any labor relations board seeking recognition of a bargaining representative.  The Acquired Company has a works council. There is no organizational effort currently being made or, to the Seller’s Knowledge, threatened by or on behalf of any labor union to organize any Employees or Acquired Company Employees.  There is no labor strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or labor dispute pending or, to the Seller’s Knowledge, threatened between the Seller or the Acquired Company, on the one hand, and any of its Employees or Acquired Company Employees, on the other hand, except for such disputes with individual Employees or Acquired Company Employees arising in the ordinary course of the Business.  The Seller and the Acquired Company are in compliance with all applicable Laws pertaining to the employment of their Employees and Acquired Company Employees, including all such Laws relating to fair employment practices, equal employment opportunities, prohibited discrimination and other similar employment activities, except where the failure to so comply would not have a Material Adverse Effect.

(c)           There is no Proceeding pending or, to the Seller’s Knowledge, threatened against or affecting the Seller or the Acquired Company relating to the alleged violation by the  Seller or the Acquired Company (or their directors or officers) of any Law pertaining to labor relations or employment matters in connection with the Business.  There has within the two (2) years prior to the date of this Agreement been no complaint, claim or charge of discrimination filed or, to the Seller’s Knowledge, threatened, against any member of the Seller Group with the Equal Employment Opportunity Commission or any other Governmental Authority in connection with the Business.

(d)           Since December 31, 2008, the Seller has not implemented any plant closing or layoff of employees in connection with the Business that could implicate the WARN Act or similar legislation in other jurisdictions of the Business.

(e)           Except as set forth on Section 3.14(e) of the Seller Disclosure Schedule, all the Employees of the Business are employees “at-will” and no Employee is employed pursuant to a written employment agreement.

(f)           This Section 3.14 constitutes the sole and exclusive representations and warranties of the Seller with respect to any matters relating to employment and labor matters.

Section 3.15          Environmental, Health and Safety Matters.

(a)           With respect to the Business, the Purchased Assets and the Owned Real Property, except as set forth on Section 3.15(a) of the Seller Disclosure Schedule: (i) to the Seller’s Knowledge, the Seller is in material compliance with all applicable Environmental Laws and all Governmental Authorizations required of the Seller under Environmental Laws (“Environmental Authorizations”) to conduct the Business as presently conducted including the obligations imposed on the Business under Regulation (EC) 1907/2006 governing the registration of chemicals in the European Union; (ii) the Seller has not received any written notice stating that the conduct of the Business or the condition of any Owned Real Property or Purchased Assets is or may be currently in violation of any Environmental Law or that Seller may have a liability under Environmental Laws with respect to the Business, the Purchased Assets, or the Owned Real Property; (iii) no Proceeding is pending or, to the Seller’s Knowledge, threatened against the Seller that alleges a violation by or Liability of the Seller under any applicable Environmental Laws or Environmental  Authorizations; (iv) to the Seller’s Knowledge, there have been no Releases at, to, from, in, on, to or under the Purchased Assets or Owned Real Property in violation of Environmental Laws or Environmental Authorizations or that could reasonably be expected to result in Liability under Environmental Laws; (v) the Seller holds all Environmental Authorizations required to be held by the Seller in connection with the Business, the Purchased Assets and the Owned Real Property; and (vi) Section 3.15(a)(vi) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Environmental Authorizations held by the Seller in connection with the Business, the Purchased Assets and the Owned Real Property.

(b)           Except as set forth on Section 3.15(b) of the Seller Disclosure Schedule: (i) to the Seller’s Knowledge, the Acquired Company is in material compliance with all applicable Environmental Laws and all Environmental Authorizations; (ii) neither the Seller nor the Acquired Company has received any written notice stating that the Acquired Company is or may be currently in violation of or have a Liability under any Environmental Law; (iii) no Proceeding is pending or, to the Seller’s Knowledge or the Knowledge of the Acquired Company, threatened against the Acquired Company that alleges a violation by or Liability of the Acquired Company under any applicable Environmental Laws or Environmental  Authorizations; (iv) to the Seller’s Knowledge or the Knowledge of the Acquired Company, there have been no Releases at, to, from, in, on, to or under the Acquired Company Real Property or Acquired Company Leased Property in violation of Environmental Laws or Environmental Authorizations or that could reasonably be expected to result in Liability under Environmental Laws; (v) the Acquired Company holds all Environmental Authorizations required to be held by the Acquired Company; and (vi) Section 3.15(b)(vi) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Environmental Authorizations held by the Acquired Company.

(c)           This Section 3.15 constitutes the sole and exclusive representations and warranties of the Seller with respect to any matters relating to Environmental Laws.

Section 3.16         Governmental Authorizations.   The Seller and the Acquired Company have all material Governmental Authorizations that are necessary for them to conduct the Business in the manner in which it is presently conducted.  The Seller and the Acquired Company are in compliance in all material respects with all material Governmental Authorizations that are necessary for them to conduct the Business in the manner in which it is presently conducted.  The Seller and the Acquired Company have not received any public grants or subsidies from any Governmental Authority, and there are no public grants or subsidies that are repayable by the Acquired Company to any Governmental Authority.

Section 3.17          Compliance with Laws.

(a)           Except as set forth on Section 3.17(a) of the Seller Disclosure Schedule, the Seller and the Acquired Company, and the conduct of the Business by the Seller and the Acquired Company, are in material compliance with all Laws applicable to the conduct of the Business or the ownership or use of the Purchased Assets or the assets of the Acquired Company. Neither the Seller nor the Acquired Company has received at any time since December 31, 2006 any notice or other communication from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Law, Judgment or Governmental Authorization, or any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization in connection with the conduct of the Business or the ownership or use of any of its properties or assets used or held for use in connection with, necessary for or relating to the Business.

(b)           Section 3.17(b) of the Seller Disclosure Schedule sets forth an accurate and complete list of all material Judgments to which the Business, any of the properties or assets used or held for use in connection with, necessary for or relating to the Business, or the Acquired Company or the Seller in connection with the Business is or has been subject within the three (3) years prior to the date of this Agreement.

Section 3.18         Permits.  Section 3.18 of the Seller Disclosure Schedule sets forth a complete list of all material permits and all pending applications therefore obtained by the Seller in connection with the operation of the Business or the Purchased Assets.  As of the date of this Agreement, each such permit is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Seller, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such permit invalid in any respect.

Section 3.19         Legal Proceedings.  Section 3.19 of the Seller Disclosure Schedule sets forth a complete list of all outstanding Proceedings against the Seller or any Affiliate of the Seller relating to the Business or the Acquired Company.  There is no Proceeding pending or, to the Seller’s Knowledge, threatened against the Acquired Company or against the Seller with respect to the Business or any Purchased Asset that, if adversely determined, would have a Material Adverse Effect.

Section 3.20         Insurance.  The Acquired Company maintains, and through the Closing will continue to maintain, in full force and effect, policies of insurance against fire, theft and other casualties, and covering such other Liabilities and business risks and properties of the Acquired Company.  A list and brief description of such policies, including the policy number, the coverage, names of insurance carrier, principal amount or limit, annual premium and date of expiration of each policy is set forth in Section 3.20 of the Seller Disclosure Schedule.

Section 3.21         Brokers Fees.  None of the Seller, any Affiliate of the Seller or the Acquired Company has incurred any Liability to pay any fees or commissions to any broker, finder or agent in connection with any of the transactions contemplated by this Agreement for which the Purchaser would become liable or obligated.

Section 3.22         REACH.  Section 3.22 of the Seller Disclosure Schedule sets forth a complete and accurate list of all of chemical substances that (a) the Seller in respect of the Business and (b) the Acquired Company, have pre-registered under Regulation (EC) 1907/2006 governing the registration of chemicals in the European Union (the “Regulation”).  Each of the Seller and the Acquired Company has pre-registered by the due date any substance which is placed on the market in the European Union and comprises or is incorporated in products manufactured by the Business and which falls within the definition of a “phase in substance” under the Regulation.

Section 3.23         Disclaimer of Other Representations and Warranties.  The representations and warranties set forth in this Article 3 are the only representations and warranties made by the Seller with respect to the Business, the Purchased Assets, the Assumed Liabilities, the Shares, the Acquired Company or any other matter relating to the transactions contemplated by this Agreement.  Except as specifically set forth in this Article 3, (a) the Seller is selling the Purchased Assets and the Shares to the Purchaser “as is” and “where is” and with all faults, and makes no warranty, express or implied, as to any matter whatsoever relating to the Business, the Purchased Assets, the Assumed Liabilities, the Shares, the Acquired Company or any other matter relating to the transactions contemplated by this Agreement including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing, and (b) none of the Seller, the Acquired Company, any of their Affiliates, or any of their respective officers, directors, employees, agents, representatives or stockholders will have, or will be subject to, any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser or its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, the Acquired Company or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser or its Affiliates or representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows:

Section 4.1           Organization and Good Standing.  The Purchaser and any Designated Affiliate is a limited liability company, corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has all requisite corporate power and authority to conduct its business as it is presently conducted.

Section 4.2           Authority and Enforceability.  The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Purchaser and any Designated Affiliate have all requisite corporate power and authority to execute and deliver each Ancillary Agreement to which it is a party and to perform its respective obligations under this Agreement and each such Ancillary Agreement.  The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Purchaser and any Designated Affiliate is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Purchaser and such Designated Affiliate party thereto.  The Purchaser has duly and validly executed and delivered this Agreement and, on or prior to the Closing, the Purchaser and any Designated Affiliate will have duly and validly executed and delivered each Ancillary Agreement to which it is a party.  Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the Seller and the other parties thereto, this Agreement constitutes, and at the Closing each Ancillary Agreement to which the Purchaser or any Designated Affiliate is a party will constitute, the valid and binding obligation of the Purchaser and any Designated Affiliate, enforceable against the Purchaser and any Designated Affiliate in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) Laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.3           No Conflict.  Upon entry of the Approval Order and subject to it becoming a Final Order, except for the requirements of applicable Antitrust Laws, and except in any case that would not have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, neither the execution, delivery and performance by the Purchaser of this Agreement and by the Purchaser or any Designated Affiliate of any Ancillary Agreement to which the Purchaser or any Designated Affiliate is a party, nor the consummation by the Purchaser or any Designated Affiliate of the transactions contemplated by this Agreement, will (a) conflict with or violate the certificate of incorporation, bylaws or other applicable charter or organizational documents of the Purchaser or any Designated Affiliate, (b) result in a breach or default under or create in any Person the right terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any Contract to which the Purchaser or any Designated Affiliate is a party or by which the Purchaser or any Designated Affiliate is bound, in any case with or without due notice or lapse of time or both, (c) result in the imposition of any lien or other encumbrance on any of the assets of the Purchaser or any Designated Affiliate, (d) violate any Law or Judgment applicable to the Purchaser or any Designated Affiliate or (e) require the Purchaser or any Designated Affiliate to obtain any Governmental Authorization or make any filing with any Governmental Authority.

Section 4.4           Legal Proceedings.  There is no Proceeding pending or, to the Purchaser’s knowledge, threatened against the Purchaser or any Designated Affiliate that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Purchaser or any Designated Affiliate to consummate any of the transactions contemplated by this Agreement.

Section 4.5           Investment Intent.  The Purchaser and any Designated Affiliate are acquiring the Shares for the Purchaser’s and the Designated Affiliate’s own account and investment purposes and are not acquiring the Shares with a view to, or for sale in connection with, any distribution thereof within the meaning of any securities Laws.

Section 4.6           Brokers Fees.  Neither the Purchaser nor any Designated Affiliate nor any Person acting on their behalf has incurred any Liability to pay any fees or commissions to any broker, finder or agent in connection with any of the transactions contemplated by this Agreement.

Section 4.7           Financial Capacity.   The Purchaser has immediately available cash in an amount sufficient to pay the Purchase Price or, if some or all of the Purchase Price will be obtained from external financing sources, the Purchaser has delivered to the Seller executed commitments, including bridge commitments (collectively, the “Commitment Letters”), if necessary, for all such funds, in form and substance satisfactory to the Seller, and the Purchaser will have available as of the Closing Date (either from its immediately available cash or from the financing contemplated by the Commitment Letters, or a combination thereof) funds sufficient to pay the Purchase Price.  The Purchaser knows of no circumstance or condition that it expects will prevent the availability at the Closing of the requisite financing to consummate the transactions contemplated by this Agreement on the terms set forth in this Agreement.

Section 4.8           Independent Investigation.  The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Business and the Acquired Company as it has deemed appropriate, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives.  The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties set forth in Article 3, none of the Seller, the Share Selling Affiliate, the Acquired Company, any of their Affiliates, or any of their respective officers, directors, employees, agents, representatives or stockholders make or have made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Business, the Purchased Assets, the Assumed Liabilities, the Shares, the Acquired Company or any other matter relating to the transactions contemplated by this Agreement including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing, and (b) none of the Seller, the Share Selling Affiliate, the Acquired Company, any of their Affiliates, or any of their respective officers, directors, employees, agents, representatives or stockholders will have or will be subject to any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser or its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, the Acquired Company or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser or its Affiliates or representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE 5
COVENANTS

Section 5.1           Access and Investigation.

(a)           Until the Closing and upon reasonable advance notice from the Purchaser, the Seller will, and will cause the Acquired Company to, allow the Purchaser and its representatives reasonable access during normal business hours and without unreasonable interference with the operation of the Business to (a) such materials and information about the Business and the properties of the Business and the Acquired Company as the Purchaser may reasonably request and (b) specified members of management of the Business as the parties may reasonably agree. The foregoing covenant will not require the Seller to provide the Purchaser or its representatives with access to any document or other communication that the Seller believes in good faith may be subject to any contractual confidentiality obligation or that may be covered by any attorney-client, work product or similar legal privilege or to permit the Purchaser or its representatives to conduct any Phase II or other invasive environmental testing procedures, including conducting soil, ground water, air emissions or other testing relating to any of the assets, property or facilities of the Seller or the Acquired Company.

(b)           Without the prior written consent of the Seller, which may be withheld for any reason or no reason, the Purchaser shall not contact any suppliers to, or customers of, the Business or any Employees or Acquired Company Employees in connection with or pertaining to any subject matter of this Agreement or the Ancillary Agreements.

Section 5.2            Operation of the Business.

Unless otherwise ordered by the Bankruptcy Court sua sponte or on motion by a third party, and provided that no provision of this Section 5.2 shall require the Seller to make any payment to any of its creditors with respect to any amount owed to such creditors on the Petition Date or which would otherwise violate the Bankruptcy Code, until the Closing, except as otherwise set forth in this Agreement or the Seller Disclosure Schedule or as otherwise consented to by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Seller will, and will cause the Acquired Company to:

(a)           conduct the Business in the ordinary course of the Business in all material respects, taking into account that the Seller is in bankruptcy proceedings and use its commercially reasonable efforts to keep available the services of the Employees and Acquired Company Employees and to preserve the Business’ relationships with its customers and others doing business with it;

(b)           not amend the articles of incorporation or bylaws or other applicable charter or organizational documents of the Acquired Company;

(c)           not issue, sell or pledge additional shares of the capital stock of the Acquired Company or securities convertible into any such shares, or any options, warrants or rights to acquire any such shares or other convertible securities;

(d)           not purchase, redeem or otherwise acquire any outstanding shares of the capital stock of the Acquired Company;

(e)           not declare, set aside or pay any dividend or other distribution in respect of the capital stock of the Acquired Company, other than (i) in cash, or (ii) any dividend or distribution of intercompany receivables made by the Acquired Company for the purpose of settling all intercompany receivables, payables, loans and investments then existing between or among the Seller and/or any of its Subsidiaries other than the Acquired Company, on the one hand, and the Acquired Company, on the other hand, as contemplated by Section 5.18;

(f)           not incur any indebtedness for borrowed money of the Acquired Company or that constitutes an Assumed Liability, in either case in amounts in excess of one hundred thousand ($100,000) individually or five hundred thousand ($500,000) in the aggregate;

(g)           not reject, terminate, permit to expire (to the extent the Seller is able to prevent such expiration by giving notice to renew to the relevant counterparty) or adversely amend any Material Contract;

(h)           not settle or compromise with a value in excess of one hundred thousand ($100,000) in connection with any Proceeding involving the Seller or arising in connection with the operation of the Business or otherwise relating to the Business, the Purchased Assets or the Assumed Liabilities;

(i)           except as set forth on Schedule 5.2(i), not incur any capital expenditure or other expenditure with respect to property, plant or equipment used in or held for use in connection with, necessary for or relating the Business in excess of two hundred and fifty thousand ($250,000) individually or one million ($1,000,000) in the aggregate;

(j)           not waive or release any right or claim of a material value to the Business other than in the ordinary course of the Business;

(k)           not sell, lease, license, pledge or otherwise dispose of, or permit any Encumbrance on, any of the properties or assets of the Acquired Company or the Seller used or held for use in connection with, necessary for or relating to the Business (other than sales of inventory for fair consideration and in the ordinary course of the Business);

(l)           not (i) acquire, by merger or consolidation with, or by purchase of all or a substantial portion of the assets or stock of, or by any other manner, any business or entity, by the Acquired Company or which would constitute a Purchased Asset or Assumed Liability, or (ii) enter into any joint venture, partnership or other similar arrangement for the conduct of the Business;

(m)           not materially change the remuneration or terms of employment of any Employee or Acquired Company Employee other than (A) in the ordinary course of the Business, (B) as required by Law or (C) for retention, incentive and similar payments relating to the consummation of the transactions contemplated by this Agreement that will be paid by the Seller prior to or on the Closing Date;

(n)               not make, revoke or change any Tax election, adopt or change any Tax accounting method or period, file any amended Tax Return or settle any Tax claim or assessment, in each case with respect to the Acquired Company or the Business, that, individually or in the aggregate, are material to the Acquired Company or the Business;

(o)               not change the Seller’s accounting principles, methods or practices or investment practices in connection with or relating to the Business, other than changes that are necessary to conform with GAAP or, in the case of the Acquired Company, German generally accepted accounting principles;

(p)               not take any action to accelerate the payment of accounts receivable or delay the billing or payment of accounts payable, outside of the ordinary course of business consistent with past practice;

(q)           not effect any material change in the practices of (i) ordering supplies and raw materials or (ii) manufacturing work in process or finished goods Inventory beyond the normal requirements of the Business to meet ordinary customer demands taking into account current Inventory levels for such product; provided, however, that if the Seller determines in good faith that it is in the best interest of the Business to make such change prior to the Closing, the Seller shall so notify the Purchaser in writing prior to making such change and the Purchaser shall not unreasonably withhold or delay its consent for these purposes; or

(r)           not agree in writing to take any of the action or actions prohibited by any of the foregoing clauses (b) through (q).

Section 5.3            Bankruptcy Actions.

(a)           Pursuant to the Order Approving (A) Bidding Procedures and Overbid Protections in Connection with the Sale of Chemtura Corporation’s Polyvinyl Chloride Additives Business and Related Assets, (B) the Form and Manner of Notice of Such Sale, (C) Scheduling an Auction and Sale Hearing and (D) Authorizing the Debtors to Enter Into Enhanced Severance Agreement in Connection with the Sale, dated January 14, 2010 (the “Bidding Procedures Order”), the Seller shall seek an order approving this Agreement and the transactions contemplated thereby (including the sale of the Purchased Assets to the Purchaser free and clear of all Encumbrances), which order shall be substantially in the form of Exhibit L hereto (the “Approval Order”); provided, however, that the Approval Order may include changes and amendments as agreed to by the Seller and the Purchaser.

(b)           The Purchaser shall use its reasonable best efforts to assist the Seller in obtaining entry of the Approval Order, including providing testimony as required at any hearing before the Bankruptcy Court.

Section 5.4           Intentionally Omitted and Reserved.

Section 5.5           Consents and Filings.

(a)           Subject to the terms and conditions of this Agreement, and except with respect to approval by the Bankruptcy Court, each of the parties will use their respective commercially reasonable efforts (i) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and (ii) as promptly as practicable after the date of this Agreement, to obtain all Governmental Authorizations (including Environmental Authorizations) from, and make all filings with, all Governmental Authorities (including any other national antitrust authorities with mandatory pre-merger filing requirements that are deemed by the Seller and the Purchaser, after consulting with one another, to be applicable to the transactions contemplated by this Agreement (each “Governmental Antitrust Authority”)), and to obtain all other consents, waivers, approvals and other authorizations from, all other third parties, that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

(b)           The Seller and the Purchaser agree to file with the applicable Governmental Antitrust Authority, as soon as reasonably practicable following the date of this Agreement, any filings or similar information submissions required under applicable antitrust or other competition Laws of jurisdictions outside of the United States of America, including the Federal Republic of Germany.  Notwithstanding the foregoing, the Purchaser will be solely responsible for all filing fees due under the HSR Act and any non-US applicable Laws in connection with the filings described above and neither the Seller nor any of its Affiliates will have any Liability with respect to the payment of such filing fees.

(c)           The Seller and the Purchaser will promptly notify the other of any communication it or any of its Affiliates receives from any Governmental Antitrust Authority relating to the transactions contemplated by this Agreement, and will permit the other party to review in advance any proposed communication by such party to any Governmental Antitrust Authority.  Neither party will agree to participate in any meeting with any Governmental Antitrust Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Antitrust Authority, gives the other party the opportunity to attend and participate at such meeting.  The Seller and the Purchaser will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act.  The Seller and the Purchaser will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Antitrust Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

Section 5.6           Supplements to Disclosure Schedules.   The Seller shall promptly, from time to time prior to the Closing by written notice to the Purchaser, supplement the Seller Disclosure Schedule or add a schedule to the Seller Disclosure Schedule (such added schedule to be deemed a supplement hereunder) in order to disclose any matter which, if occurring prior to the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or to correct any inaccuracy or breach in the representations and warranties made by the Seller in this Agreement.  Subject to this Section 5.6, none of such supplements to the Seller Disclosure Schedule will be deemed to cure the representations and warranties to which such matters relate with respect to satisfaction of the conditions set forth in Section 6.1(a) or otherwise affect any other term or condition contained in this Agreement; provided, however, that unless the Purchaser will have delivered a notice of termination with respect to such matter as contemplated by Section 7.1(b) (to the extent the Purchaser is entitled to deliver such notice pursuant to Section 7.1(b)) within fifteen (15) Business Days of the receipt by the Purchaser of any supplement to the Seller Disclosure Schedule pursuant to this Section 5.6, then the Purchaser will have waived any and all rights to terminate this Agreement pursuant to Section 7.1(b) or otherwise arising out of or relating to the contents of such supplement and the resulting breach or breaches of the representations and warranties and the Purchaser will be deemed to have accepted the contents of such supplement for all purposes of this Agreement.

Section 5.7           Assignment of Contracts; Cure of Defaults.

(a)           The Seller and the Purchaser shall use commercially reasonable efforts to have included in the Approval Order an authorization for the Seller to assume the Included Contracts and assign to the Purchaser all Included Contracts.

(b)           Subject to entry of the Approval Order and it becoming a Final Order, at the Closing the Purchaser shall at its expense cure any and all Cure Costs, with respect to the Included Contracts that will be transferred to the Purchaser at Closing as and in the amounts required by the Bankruptcy Court to assume and assign the Included Contracts under Section 365 of the Bankruptcy Code; provided, however, that, notwithstanding the foregoing, the Purchaser shall be responsible for such Cure Costs whether such defaults occur or arise prior to or after commencement of the Case.

Section 5.8          Financing.   Notwithstanding anything contained in this Agreement to the contrary, the Purchaser expressly acknowledges and agrees that the Purchaser’s obligations under this Agreement are not conditioned in any manner whatsoever upon the Purchaser or any Designated Affiliate obtaining any financing.  The Purchaser will keep the Seller apprised of all developments or changes relating to the financing contemplated by the Commitment Letters.  In the event that the Commitment Letters cease to be in full force and effect at any time or the lenders party thereto indicate any unwillingness to provide the financing contemplated thereby, or for any reason the Purchaser otherwise no longer believes in good faith that it or any Designated Affiliate will be able to obtain the financing contemplated thereby, then the Purchaser will promptly notify the Seller and use best efforts to obtain replacement financing arrangements or commitment letters as soon as reasonably practicable.  The Purchaser will not, and will not permit any of its Subsidiaries or Affiliates to, without the prior written consent of the Seller, take any action or enter into any transaction, including any merger, acquisition, joint venture, lease or other Contract or debt or equity financing that would reasonably be expected to impair, delay or prevent the financing contemplated by the Commitment Letters.

Section 5.9           Confidentiality.

(a)           The parties agree to continue to abide by that certain Confidentiality Agreement between the Seller and Artek dated August 18, 2009 (the “Confidentiality Agreement”), which will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms; provided, further, that the Confidentiality Agreement shall not apply to the Seller’s obligations under Section 5.3 of this Agreement and any ancillary actions necessary to effectuate the transaction contemplated in this Agreement.

(b)           After the Closing, the Seller will, and will cause its Affiliates to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all non-public documents and information to the extent relating to the Business (the “Business Information”), except to the extent that such Business Information (i) must be disclosed in connection with the obligations of the Seller or its Affiliates pursuant to this Agreement and the Ancillary Agreements, (ii) can be shown to have been in the public domain through no fault of the Seller or any of its Affiliates or (iii) was later lawfully acquired by the Seller or any of its Affiliates from sources other than those related to its prior ownership of the Business.  Notwithstanding the foregoing, in no event will this Section 5.9(b) limit or otherwise restrict the right of the Seller or any of its Affiliates to disclose such Business Information (w) to its and its Affiliates’ respective directors, officers, employees, agents and advisors to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of this Agreement and the Ancillary Agreements, (x) to any Governmental Authority or arbitrator to the extent reasonably required in connection with any Proceeding, (y) in connection with its indemnification obligations under this Agreement, including the defense of any Third Party Claim, and (z) as permitted in accordance with Section 5.10.

(c)           After the Closing, the Purchaser will, and will cause its Affiliates to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all Seller Information, except to the extent that such Seller Information (i) must be disclosed in connection with the obligations of the Purchaser or its Affiliates pursuant to this Agreement and the Ancillary Agreements, (ii) can be shown to have been in the public domain through no fault of the Purchaser or any of its Affiliates or (iii) was later lawfully acquired by the Purchaser or any of its Affiliates from sources other than those related to the transactions contemplated by this Agreement.  Notwithstanding the foregoing, in no event will this Section 5.9(c) limit or otherwise restrict the right of the Purchaser or any of its Affiliates to disclose such Seller Information (w) to its and its Affiliates’ respective directors, officers, employees, agents and advisors to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of this Agreement and the Ancillary Agreements, (x) to any Governmental Authority or arbitrator to the extent reasonably required in connection with any Proceeding, (y) in connection with its indemnification obligations under this Agreement, including the defense of any Third Party Claim, and (z) as permitted in accordance with Section 5.10.

Section 5.10        Public Announcements.  Prior to the Closing, each party agrees not to issue any press release or make any other public announcement relating to this Agreement without the prior written approval of the other party, unless required by applicable securities Law, securities listing standards (in the reasonable opinion of counsel to the disclosing party), the applicable provisions of the Bankruptcy Code, or the Bankruptcy Court, in which case the non-disclosing party will, to the extent permitted by Law, have the right to review such press release or other announcement prior to issuance, distribution or publication; provided, however, that each party acknowledges that the Seller shall take the bankruptcy actions described in Section 5.3; provided, further, that the parties have agreed that the Seller shall be entitled to issue a press release on signing of this Agreement in a form that has been reviewed by the Purchaser prior to the date hereof.  Notwithstanding the foregoing, the Seller shall be entitled to issue communications to its employees (including the employees of the Business) and to customers and suppliers of the Business, informing them of the transaction contemplated by this Agreement.

Section 5.11        Further Actions.  Subject to the other express provisions of this Agreement, upon the request of either party to this Agreement, the other party will execute and deliver such other documents, instruments and agreements as the requesting party may reasonably require for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

Section 5.12         Indemnification and Insurance.  The Purchaser will not, for a period of six (6) years after the Closing, take or permit any action to alter or impair any exculpatory or indemnification provisions now existing in the certificate of incorporation or bylaws or other applicable charter or organizational documents of the Acquired Company for the benefit of any individual who served as a director or officer of the Acquired Company at any time prior to the Closing (each an “Affiliate Indemnified Party”), except for any changes which may be required to conform with changes in applicable Law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing.

Section 5.13         Bulk Transfer Laws.  The Purchaser hereby waives compliance by the Seller and/or the Share Selling Affiliate with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 5.14         Designated Affiliate.  The Purchaser will use its commercially reasonable efforts to designate a Designated Affiliate as soon as practicable following the date of this Agreement and, in any event, will make such designation not less than ten (10) days prior to the Closing.  The Purchaser acknowledges and agrees that any representation, warranty or covenant of the Seller which is breached or not true and correct, shall be deemed not breached and true and correct to the extent such breach or inaccuracy resulted solely from the designation of a Designated Affiliate.

Section 5.15         Use of Seller’s Name; Seller Marks. The Purchaser agrees that:

(a)           Within ninety (90) days after the Closing, the Purchaser will, and will cause its Affiliates to, (i) remove or cause to be removed “Chemtura” or other similar mark and any other trademark, design or logo previously or currently used by the Seller or any of its Affiliates (the “Seller Marks”) from all buildings, signs and vehicles of the Business, (ii) change the name of the Acquired Company to a name not including any Seller Mark, and (iii) cease using the Seller Marks in electronic databases, web sites, product instructions, packaging and other materials, printed or otherwise (all such materials, together with buildings, signs and vehicles, the “Marked Assets”).

(b)           Immediately after the Closing, the Purchaser will, and will cause its Affiliates to, cease using the Seller Marks in all invoices, letterhead, advertising and promotional materials, office forms and business cards.

(c)           From and after the Closing, the Purchaser will use commercially reasonable efforts to remove or cause to be removed the Seller Marks from all inventory sold by the Business (including all Marked Assets); provided, however, that in no event will the Purchaser or any of its Affiliates use the Seller Marks after the six-month anniversary of the Closing Date, other than pursuant to the IP License Agreement.

(d)           The Purchaser acknowledges and agrees that the Seller or an Affiliate of the Seller is the owner of the Seller Marks and all goodwill attached thereto.  This Agreement does not give the Purchaser or any of its Affiliates the right to use the Seller Marks except in accordance with this Agreement.  The Purchaser will not, and will not cause or permit any of its Affiliates to, attempt to register the Seller Marks nor to register anywhere in the world a mark that is the same as or similar to the Seller Marks.

(e)           In no event will the Purchaser or any of its Affiliates advertise or hold itself out as the Seller or any of its Affiliates after the Closing.

(f)           If, at any time after the Closing, the Purchaser or any of its Affiliates possesses any information belonging to or concerning the Seller or any of its Affiliates that is not necessary for the operation of the Business (such information, the “Seller Information”), the Purchaser will promptly transfer, or cause to be transferred, such Seller Information to the Seller (without retaining a copy thereof).  The Purchaser will not, and will not allow any of its Affiliates to, use any Seller Information or disclose such information to any Person.  For the purposes of this Agreement, Seller Information includes written, graphical or machine-readable information that relates to trade secrets, product plans, software, vendor and customer information, business plans and data stored electronically which are not Business Intellectual Property Rights.  The Seller acknowledges that following the Closing it will possess certain material Business Intellectual Property Rights.  If, at any time after the Closing, the Seller or any of its Affiliates possesses any information constituting Business Intellectual Property Rights, the Seller will promptly transfer, or cause to be transferred, such Business Intellectual Property Rights to the Purchaser (without retaining a copy thereof).  The Seller will not, and will not allow any of its Affiliates to, use any Business Intellectual Property Rights or disclose Business Intellectual Property Rights to any Person.  Following the fifth anniversary of the Closing Date, the Seller shall no longer be presumed to possess any material Business Intellectual Property Rights.  Each party will use commercially reasonable efforts to cooperate with the other party to identify any information to be provided to the other party in accordance with the foregoing.

Section 5.16        Refunds and Remittances.  If the Seller or any of its Affiliates, on the one hand, or the Purchaser or any of its Affiliates, on the other hand, after the Closing Date receives any funds properly belonging to the other party in accordance with the terms of this Agreement, the receiving party will promptly so advise such other party and will promptly deliver such funds to an account or accounts designated in writing by such other party.

Section 5.17         Litigation Support.

(a)           In the event and for so long as the Seller actively is contesting or defending against, or cooperating as a result of, any action, investigation, charge, claim, or demand by a third party in connection with (a) any transaction contemplated by this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business, the Acquired Company or the Seller and its Affiliates, the Purchaser will cooperate with the Seller and its counsel in the cooperation, contest or defense, make available its personnel, and provide such testimony and access to its books, records and other materials as shall be reasonably necessary in connection with the cooperation, contest or defense, all at the sole control, cost and expense of the Seller (unless the Seller is entitled to indemnification therefor under Article 8).  The parties acknowledge and agree that the obligations of the Seller under the settlement agreement dated August 11, 2004 made between the Seller and the plaintiffs in re plastic additives antitrust litigation constitute Excluded Liabilities.

(b)           In the event and for so long as the Purchaser actively is contesting or defending against any action, investigation, charge, claim, or demand by a third party in connection with (a) any transaction contemplated by this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Business, the Seller will cooperate with the Purchaser and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books, records and other materials as shall be reasonably necessary in connection with the contest or defense, all at the sole control, cost and expense of the Purchaser (unless the Purchaser is entitled to indemnification therefor under Article 8).

Section 5.18        Intercompany Accounts.  Effective prior to or at the Closing Date and subject to the Bankruptcy Court Orders, except as otherwise contemplated hereby or by any Ancillary Agreement, all intercompany receivables, payables, loans and investments then existing between or among the Seller and/or any of its Subsidiaries other than the Acquired Company, on the one hand, and the Acquired Company, on the other hand, shall be forgiven or settled, including by way of capital contribution or by way of dividend in kind or otherwise as appropriate.

Section 5.19         Assistance with Preparation of Financial Statements.  On or after the Closing Date, at the reasonable request of the Purchaser and subject to customary confidentiality restrictions, the Seller will cooperate with the Purchaser, and provide reasonable assistance to the Purchaser (including causing its personnel to be available for interviews during normal working hours), in connection with the Purchaser’s preparation of any historical or pro forma financial statements relating to the conduct of the Business prior to the Closing; provided, however, that no such cooperation or provision of assistance will unreasonably interfere with the conduct of the businesses of the Seller and its Affiliates, nor will the covenant set forth in this Section 5.19 be deemed to grant to the Purchaser any right of access to the books and records of the Seller and its Affiliates.  In addition to the services provided in the Transition Services Agreement, the Purchaser will compensate the Seller based on an hourly rate to be agreed by the parties in good faith prior to making any Seller personnel available, and the Purchaser will also reimburse the Seller for all out-of-pocket costs and expenses incurred in connection therewith.

Section 5.20        Trade Accounts Payable, Shared Accounts Payable and Accrued Payroll and Benefits.  The Seller agrees that it will pay any and all outstanding Trade Accounts Payable, Shared Accounts Payable and Accrued Payroll and Benefits following the Closing in accordance with their terms, but in all circumstances within one hundred twenty (120) days following the Closing.

Section 5.21         Certain Commercial Arrangements.

(a)           Prior to and if necessary after Closing, the Seller and Purchaser shall negotiate in good faith to agree terms for (i) if requested by the Seller and the Seller determines to include the related assets as Purchased Assets, a toll manufacturing agreement (the “Isopetronate HL-44 Toll Manufacturing Agreement”) pursuant to which the Purchaser would after Closing supply Isopetronate HL-44 manufactured at the Taft, Louisiana facility to the Seller, (ii) a supply agreement (the “TNPP Supply Agreement”) pursuant to which the Purchaser and the Purchaser would cause the Acquired Company to supply to an Affiliate of Seller, and the Seller would supply to Purchaser from Seller’s Morgantown facility, the product tris(nonylphenyl) phosphite, and (iii) a supply agreement (the “Weston 705 Supply Agreement”) pursuant to which the Seller would supply to the Purchaser, from Seller’s Morgantown facility, the product Weston 705.

(b)           Prior to and if necessary after Closing, the Seller and Purchaser shall negotiate in good faith to agree terms for a distribution agreement or agreements (the “Distribution Agreement(s)”), pursuant to which Affiliates of Seller located in Mexico and certain South American countries would act as distributors for the Business in Mexico and those South American countries.

(c)           Prior to Closing, the Seller and the Purchaser shall in good faith agree upon the terms of those parts of the TBT Supply Agreement, the TOT Supply Agreement and the TPP/LPE Supply Agreement that are expressed to be subject to further discussion in Exhibits G, H and I respectively.

Section 5.22         German Corporate Group Arrangements.

(a)           Without limiting any claims under this Agreement (in particular any claims pursuant to Section 9.1(a)), the Purchaser shall cause the Acquired Company  to not, at any time after the Closing, raise any claim against the Seller or any Affiliate of the Seller or any of their respective directors, officers, employees, agents, or other representatives, or assign any such claim to a third party, arising from or in connection with:

(i)           any enterprise agreement (Unternehmensverträge) or equivalent agreement, or any cash pooling arrangement, in each case that was in effect between the Seller (or its legal predecessor) or any Seller’s Affiliate on the one hand and the Acquired Company (or its legal predecessor) on the other hand at any time prior to the Closing Date, or from the amendment or termination of any such agreement,

(ii)          any comfort letter or liquidity commitment provided by the Seller (or its legal predecessor) or any of Seller’s Affiliates in connection with, or for the benefit of, the Acquired Company at any time prior to the Closing Date, or from the amendment or termination of any such letter or commitment,

(iii)         any existence-destroying intervention or omission (existenzvernichtender Eingriff) by the Seller (or its legal predecessor) any of Seller’s Affiliates or any of their respective directors, officers, employees, agents, or other representatives at any time prior to the Closing Date,

(iv)         any re-payments of equity replacing shareholder loans or securities (eigenkapitalersetzende Gesellschafterdarlehen oder -sicherheiten), or any other action taken or failure to act by the Seller (or its legal predecessor) or any of the Seller’s Affiliates or any of their respective directors, officers, employees, agents, or other representatives at any time prior to the Closing Date that infringes the rules of capital maintenance (Kapitalerhaltungsvorschriften) pursuant to German Law; or

(v)          the shareholder relationship or any transaction (other than for purchase and sale of goods and services) between the Seller (or its legal predecessor) and the Acquired Company.

(b)           The Parties agree that the domination agreement and the profit and loss pooling agreement currently in effect between the Share Selling Affiliate and the Acquired Company will be terminated prior to Closing by termination agreement with effect as of December 31, 2009. In order to determine for the fiscal year ending December 31, 2009 the Share Selling Affiliate’s claim, if any, against the Acquired Company for transfer of the Acquired Company’s profit (the “Profit Transfer Claim”) or, if any, the Acquired Company’s claim against the Share Selling Affiliate for compensation of the Acquired Company’s loss (the “Loss Compensation Claim”), as soon as reasonably practical after December 31, 2009, Seller will prepare financial statements of the Acquired Company pursuant to German GAAP for the fiscal year ending December 31, 2009 (the “German GAAP Financial Statements”). The financial statement principles set forth in Section 2.6 shall apply to the German GAAP Financial Statements except that any caps or other financial limitations set forth therein shall not apply for purposes of this Section 5.22(b). For the determination of adjustments to the consideration pursuant to Section 2.5 and 2.6, the Profit Transfer Claim shall qualify as an account payable of the Acquired Company reducing the Final Closing Net Working Capital by an amount equal to such payable, and the Loss Compensation Claim shall qualify as an account receivable of the Acquired Company increasing the Final Closing Net Working Capital by an amount equal to such receivable. Contemporaneously with the determination of the Final Closing Net Working Capital, if the German GAAP Financial Statements reflect a profit, Purchaser shall pay on behalf of the Acquired Company the amount of the Profit Transfer Claim to the Share Selling Affiliate at the same time as any Final Net Working Capital adjustment payment pursuant to Section 2.6 (which Final Net Working Capital adjustment shall be reduced by the Profit Transfer Claim).  If the German GAAP Financial Statements reflect a loss, Seller shall satisfy on behalf of the Share Selling Affiliate the Loss Compensation Claim by paying an amount equal to the Loss Compensation Claim to the Acquired Company, which payment shall be satisfied at the same time as any Final Closing Net Working Capital adjustment payment pursuant to Section 2.6 (which Final Net Working Capital adjustment shall be increased by the Loss Compensation Claim).  For the avoidance of doubt, Purchaser’s indemnification obligation pursuant to Section 8 for breaches of Section 5.22(a) and Seller’s responsibility for pre-Closing Taxes in accordance with Section 9 shall remain unaffected by this Section 5.22(b).  Section 9.2(d) shall apply mutatis mutandis for any Tax Contest relating to any periods prior to the Closing in which the tax unit between the Share Selling Affiliate and the Acquired Company has been in place.

(c)           From and after the Closing, the Purchaser will indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses incurred by the Seller Indemnified Parties arising or resulting from collateral claims asserted by creditors of the Acquired Company against the Share Selling Affiliate as a result of, and within six (6) months after the electronic publication of, the termination of the domination agreement and the profit and loss pooling agreement currently in effect between the Share Selling Affiliate and the Acquired Company.

(d)           Prior to the Closing, title to all inventory of the Business in Europe currently owned by the Seller or any Seller Affiliates shall be transferred to the Acquired Company, and all VAT required to be paid in connection with such transfer shall be attributed to the period prior to the Closing and shall be treated in accordance with Section 9.1(f) of this Agreement.

(e)           The Seller agrees that neither the Seller nor any Seller Affiliate, at any time after Closing, will raise any claim against the Acquired Company relating to the shareholder relationship or any transaction between the Seller or any Seller Affiliate and the Acquired Company.

Section 5.23         Restrictive Covenants.

(a)           For a period of five (5) years following the Closing Date, the Seller shall not, and shall ensure that none of its Affiliates will, directly or indirectly (including as a stockholder, member or partner), solicit any customer of the Business existing from January 1, 2008 through the Closing Date for the purposes of sale to that customer of any product (i) manufactured or sold by the Business at the Closing or (ii) competitive with any product manufactured or sold by the Business at the Closing.

(b)           Notwithstanding the foregoing, this Section 5.23 will not prohibit the Seller or any of its Affiliates, directly or indirectly, from (i) conducting any business activities conducted by them as of the date of this Agreement (other than the Business), including the manufacture and sale of Seller Intermediate Products to entities which are not customers of the Business from January 1, 2008 through the Closing Date; (ii) investing in or holding not more than ten percent (10%) of the outstanding voting stock or other ownership interests of any Person; or (iii) acquiring any ownership interest in any business or conducting any business activities of such acquired business (including the manufacture or sale of Purchaser Intermediate Products) in which the products of such acquired business that are competitive with the Business or the Purchaser Intermediate Products represent less than twenty-five percent (25%) of revenues of such acquired business so long as no Business Information is disclosed to such acquired business; so long as such acquired business does not violate Section 5.23(a) following such acquisition.

(c)           For a period of five (5) years following the Closing Date, the Purchaser shall not provide or make available, whether by sale, lease, transfer, loan, gift or otherwise, and whether on a temporary or permanent basis, any of the Shared Intellectual Property to any Affiliate of the Purchaser for the purpose of producing or selling any Retained Business Product, or any product competitive with any Retained Business Product, to any Retained Business Product customer of the Seller existing from January 1, 2008 through the Closing Date.

(d)           The Seller and the Purchaser acknowledge and agree that the Supply Agreements contain certain restrictions on the supply of Intermediate Products and the provisions of this Section 5.23 shall not be construed to amend, waive or contradict the relevant provisions of the Supply Agreements.

(e)           If either party discovers a potential breach of the foregoing provisions (a) through (c) of this Section 5.23, prior to bringing a claim or action against such party, the discovering party shall provide the potential breaching party with notice of such alleged breach and a reasonable opportunity, not to exceed thirty (30) days, to cease the conduct giving rise to the potential breach.

(f)           Unless otherwise agreed to in writing by the Purchaser, during the period commencing on the date of this Agreement and ending on the one-year anniversary of the Closing Date, the Seller will not, directly or indirectly, for itself or on behalf of or in conjunction with any other Person (other than in its capacity as a holder of not more than twenty-five percent (25%) of the outstanding voting stock of a Person or as a passive investor in a privately-held Person), nor will it permit any of its Affiliates or their respective directors, officers, employees, agents, advisors or representatives to, directly or indirectly, employ or offer employment to any Transferred Employee unless such Transferred Employee will have ceased to be employed by the Purchaser for a period of at least six (6) months prior thereto.

(g)           Unless otherwise agreed to in writing by the Seller, during the period commencing on the date of this Agreement and ending on the one-year anniversary of the Closing Date (or, if this Agreement is terminated prior to the Closing, ending six (6) months after the date of termination), the Purchaser will not, directly or indirectly, for itself or on behalf of or in conjunction with any other Person (other than in its capacity as a holder of not more than twenty-five percent (25%) of the outstanding voting stock of a Person or as a passive investor in a privately-held Person), nor will it permit any of its subsidiaries, Affiliates, directors, officers, employees, agents, advisors or representatives to, directly or indirectly, call upon any Person who is, at the time the Person is called upon, an employee of the Seller or any Affiliate of the Seller, for the purpose or with the intent of soliciting such employee away from or out of the employ of the Seller or such Affiliate of the Seller, or employ or offer employment to any Person who was or is employed by the Seller or any Affiliate of the Seller unless such Person will have ceased to be employed by Seller and the its Affiliates for a period of at least six (6) months prior thereto.

(h)           This Section 5.23 will not be deemed to prohibit the Seller or the Purchaser from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not targeted towards employees of the Purchaser or the Seller or their Affiliates or hiring any individuals who respond to such advertising or solicitation.

Section 5.24         Transition Services Agreement.

(a)           Prior to the Closing, the Seller shall, at the Seller’s expense, use commercially reasonable efforts to facilitate the Business being operated in the ordinary course of business on the Seller’s information technology platform following the Closing as contemplated by the Transition Services Agreement. Any fees or other amounts charged by third party service providers before the Closing Date in connection with Seller’s preparation for provision of the information technology services after Closing pursuant to the Transition Services Agreement shall not be included in Out-of-Pocket Expenses (as such term is defined in the Transition Services Agreement) and charged as such after Closing pursuant to the provisions of the Transition Services Agreement (other than any fees or other amounts charged by third party service providers before the Closing Date for rebranding or as a one-time fee for set up and acquisition of space for hosting hardware, each to the extent approved in advance by the Purchaser, such approval not to be unreasonably withheld or delayed).

(b)           Between the date hereof and Closing, the Seller and Purchaser shall work in good faith to prepare the services schedule to the Transition Services Agreement, which shall set forth a Schedule of Services currently performed by Seller and Seller Affiliates (other than by Transferred Employees) for the benefit of the Business in the ordinary course of the Business, it being acknowledged and agreed that such services will not include Tax or accounting services.

Section 5.25         REACH. Prior to and after the Closing, the Seller shall cooperate with and provide reasonable assistance to the Purchaser, including without limitation, providing documents, studies and other data in Seller’s possession that are reasonably necessary for the Purchaser to comply with REACH with respect to the Purchased Assets, the Business and the Acquired Company.

Section 5.26         Credit Enhancement.  On or before Closing, the Purchaser shall obtain a credit enhancement reasonably acceptable to Seller providing for not less than twenty five million dollars ($25,000,000) of aggregate environmental liability insurance from a reputable national insurance carrier, subject to a general per occurrence deductible of $250,000 with a deductible of up to $1 million for specified Known Environmental Liabilities.  If the Purchaser fails to obtain such credit enhancement, (i) the Purchaser shall be obligated to pay an additional two million five hundred thousand dollars ($2,500,000) of Cash Consideration at Closing and (ii) the parties shall amend and restate Article 11 herein so that it is in the same terms as Article 11 of the Share and Purchase Agreement, dated December 23, 2009, between the Seller, SK Atlas LLC and SK Capital Partners II, LP, provided, that the aggregate amount in respect of which the Seller will be liable and hold harmless the Purchaser Indemnified Parties for pursuant to such amended and restated Article 11 will not exceed five million dollars ($5,000,000).  Any increase in Cash Consideration made pursuant to this Section 5.26 will be treated by the parties for all purposes as an adjustment to the Purchase Price, subject to Section 2.6.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 6.1          Conditions to the Obligation of the Purchaser.  The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part):

(a)           Accuracy of Representations and Warranties.  The representations and warranties of the Seller in Article 3 must be true and correct in all respects as of the Closing (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty must have been true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (without regard for any “material,” “Material Adverse Effect” or similar qualification) would not, individually or in the aggregate, constitute a Material Adverse Effect;

(b)           Performance of Covenants.  All of the covenants and obligations that the Seller is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects;

(c)           Consents.  Each of the Governmental Authorizations and consents  listed in Schedule 6.1(c) must have been obtained and must be in full force and effect, except for such consents which the failure to obtain would not result in a Material Adverse Effect, and all applicable waiting periods (and any extensions thereof) under any applicable Antitrust Laws must have expired or otherwise terminated and all other approvals under other applicable Antitrust Laws must have been obtained;

(d)           Entry of Orders By Bankruptcy Court. The Bankruptcy Court shall have entered the Approval Order, and the Approval Order shall have become a Final Order and shall not have been vacated, stayed, or reversed, or modified, amended, or supplemented in any manner that has a Material Adverse Effect; provided, however, that it shall not be a condition to the Seller’s obligation to consummate the transactions contemplated by this Agreement that the Approval Order be a Final Order if the Approval Order is not a Final Order as a result of an appeal of the relief granted pursuant to the Approval Order, which appeal (i) does not challenge Purchaser’s good faith purchaser status under Section 363(m) of the Bankruptcy Code, (ii) does not assert that the transactions contemplated by this Agreement are avoidable pursuant to, or otherwise violates, Section 363(n) of the Bankruptcy Code, and (iii) has not resulted in a stay of the Approval Order; and

(e)           No Action.  There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement or cause the transactions contemplated by this Agreement to be rescinded following consummation.

(f)           Absence of Material Adverse Effect.  No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

Section 6.2          Conditions to the Obligation of the Seller.  The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Seller, in whole or in part):

(a)           Accuracy of Representations and Warranties.  The representations and warranties of the Purchaser in Article 4 must be true and correct in all material respects as of the Closing (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date);

(b)           Performance of Covenants.  All of the covenants and obligations that the Purchaser is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects;

(c)           Consents.  Each of the Governmental Authorizations and consents listed in Schedule 6.1(c), except for such consents which the failure to obtain would not result in a Material Adverse Effect, must have been obtained and must be in full force and effect, and all applicable waiting periods (and any extensions thereof) under any applicable Antitrust Laws must have expired or otherwise terminated and all other approvals under other applicable Antitrust Laws must have been obtained;

(d)           Entry of Orders By Bankruptcy Court.  The Bankruptcy Court shall have entered the Approval Order, and the Approval Order shall have become a Final Order and shall not have been vacated, stayed, or reversed, or modified, amended, or supplemented in any manner that has a Material Adverse Effect; provided, however, that it shall not be a condition to the Seller’s obligation to consummate the transactions contemplated by this Agreement that the Approval Order be a Final Order if the Approval Order is not a Final Order solely as a result of an appeal of the relief granted pursuant to the Approval Order, which appeal (a) does not challenge Purchaser’s good faith purchaser status under Section 363(m) of the Bankruptcy Code, (b) does not assert that the transactions contemplated by this Agreement are avoidable pursuant to, or otherwise violates, Section 363(n) of the Bankruptcy Code, and (c) has not resulted in a stay of the Approval Order; and

(e)           No Action.  There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement or cause the transactions contemplated by this Agreement to be rescinded following consummation.

ARTICLE 7
TERMINATION

Section 7.1           Termination Events.  This Agreement may, by written notice given before or at the Closing, be terminated:

(a)   by mutual written consent of the Purchaser and the Seller;

(b)   by the Purchaser (so long as the Purchaser is not then in material breach of any of its representations, warranties or covenants contained in this Agreement) if there has been a breach of any of the Seller’s representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.1(a) or Section 6.1(b), and which breach has not been cured within thirty (30) days after written notice of the breach has been delivered to the Seller from the Purchaser to the extent capable of being cured;

(c)   by the Seller (so long as the Seller is not then in material breach of any of its representations, warranties or covenants contained in this Agreement) if there has been a breach of any of the Purchaser’s representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), and which breach has not been cured within thirty (30) days after written notice of the breach has been delivered to the Purchaser from the Seller to the extent capable of being cured;

(d)          by either the Purchaser or the Seller if any Governmental Authority has issued a nonappealable final Judgment or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(d) will not be available to any party whose failure to fulfill any material covenant under this Agreement has been the cause of or resulted in the action or event described in this Section 7.1(d) occurring; or

(e)           Intentionally omitted and reserved;

(f)           by the Purchaser if the Closing has not occurred (other than through the failure of the Purchaser to comply fully with its obligations under this Agreement) on or before May 31, 2010; or

(g)          by the Seller if the Closing has not occurred (other than through the failure of the Seller to comply fully with its obligations under this Agreement) on or before May 31, 2010.

Section 7.2           Effect of Termination.

(a)           If this Agreement is terminated pursuant to Section 7.1, this Agreement and all rights and obligations of the parties under this Agreement automatically end without Liability against any party or its Affiliates, except that (a) Section 5.9(a) (Confidentiality), Section 5.10 (Public Announcements), Section 7.3 (Certain Effects of Termination), Article 11 (General Provisions) and this Section 7.2 will remain in full force and survive any termination of this Agreement and (b) if this Agreement is terminated by a party because of the breach of this Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will, subject to Section 7.2(b)(iii), survive such termination unimpaired.

(b)           Release of Deposit.

(i)           If this Agreement is terminated pursuant to Sections 7.1(a), 7.1(b), 7.1(d), 7.1(e), 7.1(f) or 7.1(g), the Seller will cause the Deposit Agent to wire transfer the Deposit Amount to an account designated by the Purchaser no later than five (5) Business Days immediately following such termination.

(ii)          If this Agreement is terminated pursuant to Section 7.1(c), the Seller will cause the Deposit Agent to wire transfer the Deposit Amount to an account designated by the Seller.

(iii)         If this Agreement is terminated as permitted by Section 7.1, the return of the Deposit Amount to the Purchaser pursuant to the terms of this Agreement, shall be the sole and exclusive remedy of the Purchaser, whether at law or in equity, for any breach by the Seller or any of its Affiliates of the terms and conditions of this Agreement.  If this Agreement is terminated as permitted by Section 7.1(c), notwithstanding anything to the contrary in this Agreement, the Deposit Amount shall be retained by Seller as liquidated damages, and retention of the Deposit Amount by the Seller shall be the sole recourse against Purchaser, Aterian, Artek or their Affiliates for any breach by the Purchaser, Aterian or Artek of this Agreement, other than a breach of Section 363(n) of the Bankruptcy Code. In the event of a breach by the Purchaser or any of its Affiliates of Section 363(n) of the Bankruptcy Code, the Seller shall be entitled to keep the Deposit Amount and to pursue any other remedies available under Section 363(n) of the Bankruptcy Code.

Section 7.3           Certain Effects of Termination.  If the Purchaser or the Seller terminates this Agreement pursuant to Section 7.1, the Purchaser will comply with the Confidentiality Agreement regarding the return and/or destruction of any information furnished to the Purchaser in connection with this Agreement.

ARTICLE 8
INDEMNIFICATION

Section 8.1           Indemnification by the Seller.  If the Closing occurs, from and after the date thereof, and subject to the limitations expressly set forth in Sections 8.4 and 8.5, the Seller will indemnify and hold harmless the Purchaser, the Purchaser’s Affiliates and their respective directors, officers, employees, agents, representatives, stockholders and Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses (other than (i) Losses with respect to Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnified Parties arising or resulting from: (a) any breach of any covenant of the Seller set forth in this Agreement, (b) any Excluded Liability, and (c) in connection with Statement of Objections, dated March 17, 2009, relating to the proceeding under Article 81 of the Treaty of the European Community and Article 53 of the European Economic Area Agreement, any fines or other liability imposed upon the Acquired Company pursuant to Article 23(2)(a) of Regulation No. 1/2003 and any Losses from related Civil Proceedings.

Section 8.2           Indemnification by the Purchaser.  If the Closing occurs, from and after the date thereof, and subject to the limitations expressly set forth in Sections 8.4 and 8.5, the Purchaser will indemnify and hold harmless the Seller, the Seller’s Affiliates and their respective directors, officers, employees, agents, representatives, stockholders and Affiliates (collectively, the “Seller Indemnified Parties”) from and against any and all Losses (other than (i) Losses with respect to Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Seller Indemnified Parties arising or resulting from (a) any breach of any covenant of the Purchaser set forth in this Agreement and (b) any Assumed Liability.

Section 8.3            Claim Procedure.

(a)           A party that seeks indemnity under this Article 8 (an “Indemnified Party”) will give written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”) whether the Losses sought arise from matters solely between the parties or from Third Party Claims described in Section 8.3(b).  The Claim Notice must contain (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Losses.

(b)           If the Indemnified Party seeks indemnity under this Article 8 in response to a claim or Proceeding by another Person not a party to this Agreement (a “Third Party Claim”), then the Indemnified Party will give a Claim Notice to the Indemnifying Party within ten (10) days after the Indemnified Party has received notice or otherwise learns of the assertion of such Third Party Claim and will include in the Claim Notice (i) the facts constituting the basis for such Third Party Claim and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party, accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and (ii) the assertion of the claim or the notice of the commencement of any Proceeding relating to such Third Party Claim; provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability under this Agreement except to the extent such delay or deficiency prejudices or otherwise adversely affects the rights of the Indemnifying Party with respect thereto.

(c)           In the event of a Third Party Claim, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, assume at any time control of the defense thereof with counsel reasonably satisfactory to the Indemnified Party by giving to the Indemnified Party written notice of its intention to assume control of the defense of such Third Party Claim; provided, however, that the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel at its own expense, except as provided in Section 8.3(d) below).

(d)           The party not controlling the defense of the Third Party Claim (the “Non-controlling Party”) may participate in the defense thereof at its own expense.  However, if the Indemnifying Party assumes control of such defense as permitted above and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to the Third Party Claim, then the reasonable fees and expenses of counsel to the Indemnified Party will be considered as “Losses” for purposes of this Agreement.  The Non-controlling Party will furnish the party controlling the defense of the Third Party Claim (the “Controlling Party”) with such information as it may have with respect to the Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist the Controlling Party and its counsel in the defense of such Third Party Claim.  The Controlling Party will keep the Non-controlling Party reasonably advised of the status of such Third Party Claim and will consider in good faith recommendations made by the Non-controlling Party with respect thereto.

(e)           The Indemnifying Party will not agree to any settlement of, or consent to the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnified Party; provided, however, that the consent of the Indemnified Party will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or any Judgment and such settlement or Judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability.  The Indemnified Party will not agree to any settlement of, or the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party.

Section 8.4           Survival.  All of the representations and warranties contained in this Agreement, and the right to commence any claim with respect thereto shall terminate at the Closing and none of the parties hereto shall have any Liability with respect to such representations and warranties after the Closing.  All covenants contained in this Agreement (A) that contemplate actions to be taken after Closing will survive the Closing and continue in effect in accordance with their terms until the expiration of the applicable statute of limitations or for such shorter period explicitly specified therein, except that for such covenants that survive for such shorter period, breaches thereof will survive until the expiration of the applicable statute of limitations and (b) that contemplate actions to be taken only on or prior to Closing shall terminate and cease to be obligations as of the Closing and claims for breaches thereof will survive until the expiration of the applicable statute of limitations.  All claims for indemnification under this Agreement must be asserted pursuant to a Claim Notice given prior to the expiration of the applicable survival period set forth in this Section 8.4.

Section 8.5           Limitations on Liability.

(a)           Cap and Deductible.  Notwithstanding anything to the contrary contained in this Agreement (except that the following limitations set forth in clauses (i), (ii) and (iii) will not apply to Losses arising under Section 8.1(c), Section 9.1, Article 11 or Excluded Liabilities which are Off-Site Liabilities, Compliance Liabilities or Taft Air Issue Fines and Penalties or adjustments pursuant to Section 2.6 or Section 2.7):

(i)           no indemnification payments will be made by or on behalf of either Seller to Purchaser or Purchaser to Seller under this Agreement in respect of any individual claim or series claims having the same nature or origin where the Losses relating thereto are less than one hundred thousand dollars ($100,000), and such items less than one hundred thousand dollars ($100,000) will not be aggregated for purposes of calculating the Deductible in clause (ii) below;

(ii)           no indemnification payments will be made by or on behalf of either Seller to Purchaser or Purchaser to Seller under this Agreement until the aggregate amount of Losses for which such indemnifying party would (but for this clause (ii)) be liable thereunder exceeds two hundred and fifty thousand dollars ($250,000) (such amount being, the “Threshold”), but once exceeded, such indemnifying party shall be liable for all Losses; and

(iii)           the aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to this Agreement will not exceed one million, five hundred thousand dollars ($1,500,000).

(b)           Aggregate Cap.  Notwithstanding anything to the contrary contained in this Agreement, the aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to this Agreement, including pursuant to Article 8, Article 9 and Article 11, will not exceed an amount equal to the Purchaser Deemed Entity Value.

(c)           Tax Refunds, Insurance Proceeds and Other Payments.  The amount of any and all Losses for which indemnification is provided pursuant to this Article 8 , Article 9 or Article 11 will be net of any actual Tax benefit (reflecting an actual increase in cash Tax refund received or reduction in actual cash Taxes paid with respect to the period in which such Loss arose or such Liability was paid) to which an Indemnified Party is entitled by reason of payment of such Liability (taking into account any Tax cost or reduction in such Tax benefits by reason of receipt of the indemnification payment) and any amounts of any insurance proceeds, indemnification payments, contribution payments or reimbursements receivable by, or payable in kind to, the Indemnified Party with respect to such Losses or any of the circumstances giving rise thereto.  In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Losses due under this Agreement, the Indemnified Party receives any insurance proceeds, indemnification payments, contribution payments or reimbursements relating to the circumstances giving rise to such Losses, the Indemnified Party will promptly remit to the Indemnifying Party such proceeds, payments or reimbursements in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party.  The Purchaser will use (and will cause its Affiliates to use) commercially reasonable efforts to collect the proceeds of any available insurance which would have the effect of reducing any Losses (in which case the net proceeds thereof will reduce the Losses).

(d)           Mitigation.  The Indemnified Party will use its commercially reasonable efforts to mitigate any Losses with respect to which it may be entitled to seek indemnification pursuant to this Agreement.

(e)           Characterization of Payments.  The parties hereto agree that all indemnifications payments shall be treated as an adjustment to the Purchase Price unless otherwise required by Applicable Law.

Section 8.6            Exclusive Remedy.  From and after the Closing, the sole and exclusive remedy of the parties for any matter arising out of the transactions contemplated by this Agreement will be pursuant to the indemnification obligations set forth in Article 8, Article 9 and Article 11.  In no event will the Seller have any Liability for Losses arising from the conduct of the Business or the Acquired Company after the Closing.

ARTICLE 9
TAX MATTERS

Section 9.1            Liability and Indemnification for Taxes.

(a)           If the Closing occurs, and subject to Section 8.4 and the limitations expressly set forth in Sections 8.5(b) and 9.1(d), the Seller will indemnify the Purchaser Indemnified Parties against all Losses for (i) all Taxes of the Acquired Company that are attributable to any Pre-Closing Period (except (a) to the extent any such Taxes are reserved or accrued as a current liability on the Final Closing Net Working Capital, and (b) for any VAT (other than VAT arising from the transfer of Other Purchased Assets and which shall be dealt with in accordance with Section 2.10) recoverable in the ordinary course of business of the Acquired Company), including all Taxes relating to the termination of the domination and profit and loss pooling agreements that the Acquired Company is a party to, (ii) all Taxes that are Excluded Liabilities, and (iii) all Taxes arising solely out of or due to any breach of any covenant of the Seller set forth in this Agreement.

(b)           If the Closing occurs, and subject to Section 8.4, the Purchaser will indemnify the Seller Indemnified Parties against all Losses for (i) all Taxes of the Acquired Company that are attributable to any Post-Closing Period, except to the extent that such Losses for Taxes are attributable to any breach of the Seller’s representations and warranties in Section 3.12, (ii) all Taxes that are Assumed Liabilities, (iii) all Transfer Taxes, and (iv) all Taxes arising solely out of or due to any breach of any covenant of the Purchaser set forth in this Agreement.

(c)           With respect to any Straddle Period, any Losses for Taxes will be allocated between a Pre-Closing Period and a Post-Closing Period by closing the books at the end of the Closing Date, except that Tax items of a periodic nature, such as property taxes or depreciation allowances calculated on an annual basis, will be allocated by apportioning a pro-rata portion of such Taxes to each day in the relevant Straddle Period.  This Section 9.1(c) does not apply to Transfer Taxes or VAT as a result of the transactions contemplated by this Agreement, which are the sole responsibility of the Purchaser under the provisions of Sections 9.1(e) and 9.1(f).

(d)           The Seller will not be required to indemnify the Purchaser Indemnified Parties for reductions in any Tax Attributes.  The Seller will not be required to indemnify the Purchaser Indemnified Parties against Losses for Taxes attributable to a Pre-Closing Period to the extent such Losses for Taxes could be reduced under applicable Law by reason of net operating loss carryovers, Tax credits and similar Tax Attributes of the Acquired Company arising in the Pre-Closing Period (assuming for the purposes of this sentence that such Tax Attributes are not used to reduce Taxes in a Post-Closing Period after taking into account any applicable limitations on the use of such Tax Attributes).

(e)           Any applicable transfer or similar Taxes that are, or become due and payable as a result of the transactions contemplated by this Agreement, including real estate transfer taxes, whether such Taxes are imposed by Law on the Seller, the Share Selling Affiliate, the Purchased Assets, the Purchaser or any Designated Affiliate (other than VAT, which is addressed in subsection (f) hereof) (such Taxes, the “Transfer Taxes”), will be borne by the Purchaser.  The Purchaser will pay to the Seller the amount of any Transfer Taxes which the Seller or the Share Selling Affiliate is required to remit no later than five (5) days prior to the date such Transfer Taxes are due.  The parties will cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes, and for timely making and filing all Tax Returns that may be required to comply with Laws relating to such Transfer Taxes.

(f)           The amount of any payment for a supply of goods or services or the value of any supply made or deemed to have been made pursuant to this Agreement or any Ancillary Agreement will be exclusive of any VAT properly chargeable on the supply, and the amount of the VAT will be borne by the recipient of the relevant goods or services in addition to any payment due under this Agreement or any Ancillary Agreement at the time the supply is made.  In the event that any VAT is imposed upon or imposed against such recipient, the supplier of the relevant goods or services will promptly notify the recipient of the VAT amount on a valid VAT invoice (unless the reverse charge procedure applies).  Upon receipt thereof, the recipient will promptly remit to the supplier the amount specified in such VAT invoice, and the supplier will make, or will cause to be made, any payments to the applicable Governmental Authorities as required under applicable Law.

Section 9.2           Tax Return Filing; Audit Responsibilities.

(a)           Except as set forth in Section 9.2(b), the Purchaser will control and be responsible for the filing of all Tax Returns required to be filed with respect to the Acquired Company and, with respect to any Post-Closing Period or Straddle Period, the Purchased Assets after the Closing Date.  All such Tax Returns with respect to a Pre-Closing Period or a Straddle Period will be completed in accordance with past practice of the Acquired Company to the extent permitted by applicable Law, and a copy of such Tax Returns shall be provided to the Seller for its review and approval (not to be unreasonably withheld, conditioned or delayed) at least 10 Business Days prior to the applicable due date (taking into consideration any extension periods).  The Purchaser will make all payments required with respect to any such Tax Return, subject to any indemnification obligation of the Seller with respect hereto.

(b)           The Seller will control and be responsible for the preparation and filing of all Tax Returns due after the Closing Date that relate to the Acquired Company or any Affiliate of the Acquired Company and are Affiliated Group Tax Returns which include Pre-Closing Period operations.  All such Tax Returns will be completed in accordance with past practice to the extent permitted by applicable Law and a copy of such Tax Returns (or the portion thereof reflecting the Acquired Company) shall be provided to the Purchaser for its review and approval (not to be unreasonably withheld, conditioned or delayed) at least 10 Business Days prior to the applicable due date (taking into consideration any extension periods).  The Seller will make all payments required with respect to any such Tax Return.  Any Tax Returns that must be filed in connection with any Transfer Taxes will be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Law under and according to which the respective Tax Returns are due to be filed; provided, however, that the preparing party will deliver such Tax Returns for the other party’s review and approval (not to be unreasonably withheld, conditioned or delayed) at least ten (10) Business Days prior to the applicable due date.

(c)           In the event that the Seller or the Purchaser is liable under this Agreement for any Taxes paid by the other party with respect to any Tax Return, prompt reimbursement will be made.

(d)           If the Purchaser receives notice of a Tax Contest with respect to the Acquired Company or the Purchased Assets which could reasonably be expected to cause the Seller to have an indemnification obligation under this Article 9, then the Purchaser will notify the Seller in writing of such Tax Contest within five (5) Business Days of receiving such notice.  The Seller will have the right to control the conduct and resolution of such Tax Contest; provided, however, that the Seller may decline to participate in such Tax Contest.  If the Seller controls the conduct of such Tax Contest, the Seller will not resolve such Tax Contest, to the extent such Tax Contest relates to or could result in an increase in Post-Closing Period Taxes, without the Purchaser’s written consent, which consent will not be unreasonably withheld, conditioned or delayed.  If the Seller declines to control such Tax Contest, then the Purchaser will have the right to control the conduct of such Tax Contest; provided, however, that the Purchaser will not resolve such Tax Contest without the Seller’s written consent, which consent will not be unreasonably withheld, conditioned or delayed.  Each party will bear its own costs for participating in such Tax Contest.

(e)           Any net refunds and credits attributable to the payment of Taxes for a Pre-Closing Period (to the extent not attributable to the use of a Post-Closing Tax Attribute) will be for the account of the Seller, and the Purchaser will promptly pay to the Seller any such refund or credit.

(f)           To the extent not inconsistent with the provisions of this Section 9.2, the procedures of Article 8 will apply in the case of any claim for Losses related to Taxes.

Section 9.3           Cooperation.  Each of the Seller and the Purchaser agree that it will, and will cause its respective Affiliates to:

(a)           provide assistance to the other party as reasonably requested in preparing and filing Tax Returns, responding to Tax Contests and recovering any VAT;

(b)           make available to the other party as reasonably requested all information, records and documents relating to Taxes concerning the Acquired Company and the Business; and

(c)           retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return or for any Tax Contest or other examination or Proceeding relating to Taxes.  Such books and records will be retained until the expiration of the applicable statute of limitations (including extensions thereof).  Thereafter, the Purchaser will not dispose of any such Tax Returns, books and records unless it first offers in writing such Tax Returns, books and records to the Seller and the Seller fails to accept such offer within sixty (60) days of it being made.

Section 9.4           U.S. Tax Status of Acquired Company.  The Acquired Company will be a disregarded entity for U.S. federal income tax purposes on the Closing Date and the Purchaser and Seller hereby agree and acknowledge that solely for U.S. federal income tax purposes, the acquisition of the Shares of the Acquired Company will be treated as the purchase of the Acquired Company’s assets and the assumption of the Acquired Company’s liabilities.

ARTICLE 10
EMPLOYEE MATTERS

Section 10.1          Employees.

(a)               At least five (5) Business Days prior to the Closing Date, the Purchaser or its Affiliates will extend a written offer of employment to the active Employees (i.e., those who are not described in the second sentence of the definition of Employee), such offer to be on terms and conditions, including pay, position, responsibility and benefits, that are, in the aggregate and when taken as a whole, substantially similar to, or better than, the terms and conditions provided to such Employees immediately prior to the Closing Date.  With respect to inactive Employees (i.e., those described in the second sentence of the definition of Employee), the Purchaser will extend a written offer of employment on same terms and conditions as similar Employees of the Purchaser when such inactive Employee is ready to return to active status; provided however, that this obligation shall not extend beyond December 31, 2010.  In addition, Purchaser, the Acquired Company or a Purchaser Affiliate shall extend a written offer of employment to the employees of Seller Affiliates set forth on Schedule 10.1(a) on the same terms and conditions as similar Acquired Company Employees. An active Employee shall be deemed to have accepted an offer of employment from the Purchaser if he or she presents himself or herself as available for active employment at his or her then applicable place of employment on the first Business Day immediately following the Closing Date (or, in the case of an active Employee who is absent from work on the Closing Date due to vacation, holiday or temporary illness, the first Business Day following the Closing Date that such active Employee is scheduled to return or is fit to return to active employment) and executes commercially reasonable Purchaser employment documents for its new employees.

(b)               Each (i) Acquired Company Employee and (ii) Employee who accepts the offer of employment extended by the Purchaser or its Affiliate pursuant to Section 10.1(a) will be referred to in this Agreement as a “Transferred Employee”.  The Purchaser agrees to assume, or to cause the appropriate Affiliate of the Purchaser to assume, all Liabilities with respect to the Transferred Employees which accrue following the Closing Date.  The Seller may terminate the employment of any Employee who does not become a Transferred Employee on the Closing Date.

(c)               Through December 31, 2010 (the “Continuation Period”), the Purchaser or its Affiliates will provide the Transferred Employees with employee benefits (including but not limited to welfare benefits, severance and retirement benefits) that are, in the aggregate and when taken as a whole, substantially equivalent to, and no less favorable than, those benefits provided to such Transferred Employees immediately prior to the Closing.

(d)               Notwithstanding anything else in this Section 10.1, all Transferred Employees in the United States shall be employees-at-will of the Purchaser.

(e)               On or within five (5) Business days after March 31, 2010, the Seller shall notify the Purchaser of the gross amount payable to eligible Employees, on a per employee basis, for bonuses for 2009 performance and all management or sales incentive plan, stay bonus or retention bonus program or agreement payments, in each case that are or would have been due and payable to an Employee if such Employee were to have remained an employee of the Seller or an Affiliate of the Seller through March 31, 2010 (the “Bonus Payments”).  Upon the next payroll disbursement to Employees thereafter, the Purchaser shall pay to each eligible Employee who is still an Employee of the Business at such time such Employee’s relevant portion of the Bonus Payments, as notified by the Seller, less any withholdings and deductions therefrom required by applicable Law. The Seller shall reimburse the Purchaser in an amount equal to the Bonus Payments one Business Day prior to the payment to eligible Employees.

(f)                   The Purchaser agrees that (i) all unpaid accrued vacation and sick time as of the Closing Date shall be the Purchaser’s responsibility and shall be recognized by the Purchaser under its policies to the extent not paid by the Seller on or before the Closing Date and (ii) to the extent that the Seller is required by applicable Law or the terms of any Seller Plan to make any payment to any Transferred Employee for any unpaid accrued vacation or sick time as of the Closing Date in connection with the consummation of the transaction, the Purchaser agrees to promptly reimburse the Seller for the amount of such payment, but only to the extent that the Liabilities described in (i) and (ii) above are properly reflected on the Final Closing Net Working Capital.

Section 10.2          Defined Benefit Plans.

(a)           Effective as of the Closing Date, the Transferred Employees will no longer participate in the Chemtura Corporation Retirement Plan (the “Pension Plan”), and the Seller will have taken all such action prior to the Closing Date as may be required to achieve this result.  Effective as of the Closing Date, the Purchaser will establish a replacement defined benefit pension plan (the “New Defined Benefit Plan”) intended to be qualified under Section 401(a) of the Code, and a related trust intended to be exempt from taxation under Section 501(a) of the Code, for the benefit of the Transferred Employees who were participants in the Pension Plan, the terms of which plan and trust will be substantially identical to the terms of the Pension Plan.  The Purchaser agrees to apply for, and to take all actions necessary to secure, as soon as practicable after the Closing Date, a determination letter from the IRS to the effect that the New Defined Benefit Plan is qualified under the applicable provisions of the Code.  The Purchaser will recognize the service of the Transferred Employees with the Seller or any of its Affiliates prior to the Closing Date for all purposes under the New Defined Benefit Plan.

(b)           As soon as practicable following the date of this Agreement, the Seller will cause its actuaries to determine, effective as of the Closing Date and in accordance with the requirements of ERISA and Section 414(1) of the Code, an amount of assets of the Pension Plan (the “Plan Assets Amount”) equal to the present value of benefits accrued to the Closing Date for all Transferred Employees, determined as if the Transferred Employees terminated employment with the Seller as of the Closing Date and with regard to only those benefits to which the Transferred Employees would be eligible based on their age and service as of the Closing Date.  The Plan Assets Amount that will be transferred to the New Defined Benefit Plan will be the amount which would be allocated to Transferred Employees if the Pension Plan were terminated as of the Closing Date and assets were allocated to participants in accordance with Section 4044 of ERISA using the assumptions and methodology of the PBGC for plan terminations as of the Closing Date and such other reasonable assumptions not specified by the PBGC and determined by Seller’s actuary.

(c)           As soon as practicable after the Seller’s actuaries determine the Plan Assets Amount, the Seller will cause the transfer of an amount of cash equal to the Plan Assets Amount from the Pension Plan to the New Defined Benefit Plan, together with interest on such Plan Assets Amount at the prime rate of Citibank as of the Closing Date from the Closing Date to the date of transfer.  Benefit payments to Transferred Employees (or their beneficiaries) in pay status will continue to be made from the Pension Plan following the Closing Date and until the date of transfer.  Any such payments, adjusted for applicable interest, will be deducted from the Plan Assets Amount.  Following the date of transfer, the Purchaser will assume all Liabilities of the Seller and its Affiliates under the Pension Plan with respect to accrued benefits of the Transferred Employees, and the Seller and its Affiliates will have no further Liability to the Purchaser or any Transferred Employees with respect thereto following the date of transfer.

Section 10.3          Defined Contribution Plan.

(a)           Effective as of the Closing Date, the Transferred Employees will no longer participate in the Chemtura Corporation Employees Savings Plan (the “Savings Plan”), and the Seller will have taken all such action prior to the Closing Date as may be required to achieve this result. As of the Closing Date, the Seller will cause each Transferred Employee to be one hundred percent (100%) vested in his or her account balance.

(b)           After the Closing Date, the Purchaser will establish or provide the Transferred Employees with a new savings plan intended to be qualified under Sections 401(a) and 401(k) of the Code, which shall provide (i) for immediate eligibility for participation for each Transferred Employee who participated in the Savings Plan immediately prior to the Closing Date, and (ii) vesting and eligibility provisions that are no less favorable than those of the Savings Plan as in effect immediately prior to the Closing Date, applied by aggregating service with the Seller and its Affiliates prior to the Closing Date with service with the Purchaser and its Affiliates on and after the Closing Date.  The Seller and the Purchaser agree to cooperate fully with respect to the actions necessary to effect the transactions contemplated in this Section 10.3, including the provision of records and information as each may reasonably request from the other.

(c)           With effect from the Closing, the Purchaser shall cause its savings plan established pursuant to Section 10.3(b) above to accept rollovers of distributions to Transferred Employees from, and direct rollovers elected by Transferred Employees from, the Savings Plan, including any note evidencing a loan to any Transferred Employee under the Savings Plan.

Section 10.4         Welfare Arrangements.   Subject to Section 10.1(b) and Section 10.1(c) above, to the extent that any medical, dental, hospitalization, life or other similar health, welfare or insurance benefits are provided to Transferred Employees through one or more Seller Plans (the “Welfare Plans”), the Purchaser agrees to designate or establish, effective as of the Closing, one or more benefit plans, programs or arrangements for the purpose of providing benefits to Transferred Employees which are, in the aggregate and when taken as a whole, substantially comparable to the benefits under the Welfare Plans.  The Purchaser will cause such benefit plans, programs and arrangements, to the extent they are new plans, programs or arrangements, to (i) waive any preexisting condition limitations for conditions covered under the applicable Welfare Plans available to the Transferred Employees immediately prior to the Closing and any applicable waiting periods, and (ii) credit Transferred Employees with any deductible and out-of-pocket expenses incurred by such employees and their dependents under the Welfare Plans during the portion of the current year preceding the Closing Date for purposes of satisfying any applicable deductible or out-of-pocket requirements under any similar plan, program or arrangement in which such employees may be eligible to participate after the Closing Date; provided, however, that in the case of any such existing plans, programs or arrangements the Purchaser shall use reasonable efforts to cause the foregoing treatment to occur to the extent that it can accommodate such treatment under the terms of such existing plans, programs or arrangements.  With respect to aggregate lifetime maximum benefits available under the Purchaser’s welfare benefit plans, in the case of any new plans, programs and arrangements, a Transferred Employee’s prior claim experience under any of the Welfare Plans will not be taken into account; and, in the case of existing plans, program and arrangements, the Purchaser will use reasonable efforts to cause the foregoing treatment to occur to the extent that it can accommodate such treatment under the terms of such existing plans, program or arrangements.  Effective as of the Closing Date (or, with respect to each Employee who was inactive at the Closing Date, then at the time such person becomes a Transferred Employee), the Transferred Employees (and their dependants) will no longer participate in the Welfare Plans and the Seller will have taken all such action prior to the Closing Date as may be required to achieve this result.  The Purchaser shall be responsible for making tuition reimbursements or adoption assistance payments to any Transferred Employees who (i) obtained all necessary approval under the applicable tuition reimbursement plan or adoption assistance plan of the Seller and its Affiliates prior to the Closing Date, and (ii) satisfy all necessary requirements for reimbursement under such plans after the Closing Date.

Section 10.5         WARN Act.  The Purchaser and the Seller agree to cooperate in good faith to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by the Agreement and, if such notices are required, to provide such notice in a manner that is reasonably satisfactory to each of the Purchaser and the Seller.

Section 10.6         No Third-Party Beneficiaries.  Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Employee any benefits under any employee benefit plan, fund or program including severance benefits or the right to employment or continued employment with the Purchaser or any Affiliate of the Purchaser for any period by reason of this Agreement.  In addition, the provisions of this Agreement, in particular this Article 10, are for the sole benefit of the parties hereto and their respective Affiliates and are not for the benefit of any third parties.

Section 10.7         Negotiations with Employees.  To the extent required by applicable Law, the Seller and, on request by the Seller, the Purchaser, will (or will cause their applicable Affiliates to) notify the Employees or their representatives (including any relevant works council or trade union) of the transactions contemplated by this Agreement and will thereafter enter into and properly conduct consultations with the Employees and/or their representatives, all as required by Law and/or any applicable collective bargaining agreements.

ARTICLE 11
TAFT AIR ISSUE

Section 11.1         The Seller shall perform the actions set forth on Schedule 11.5 before Closing (except as otherwise set forth on Schedule 11.5) or otherwise required to be taken by a Governmental Authority prior to the Closing Date to resolve the Taft Air Issue.

Section 11.2          If, at or within the twelve (12) months after Closing, emissions from and operational parameters of Emission Point No. 001-05GP (Thermal Oxidizer UB-1300 Control Device) at the Taft facility continue to be in excess of emission limits or operational requirements established by any Governmental Authorization or Environmental Law, then the Seller shall, within thirty (30) days after presentation of an invoice therefor, reimburse the Purchaser for any costs and expenses incurred by the Purchaser after Closing in performing further repairs, services and maintenance on the Thermal Oxidizer UB-1300 Control Device, up to a maximum reimbursement hereunder of one hundred thousand dollars ($100,000).

Section 11.3          Except as aforesaid in this Section 11.5, Seller shall have no responsibility or liability in respect of the Taft Air Issue, or for any Losses arising from or in connection therewith, after the Closing.

ARTICLE 12
GENERAL PROVISIONS

Section 12.1         Notices.  All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by internationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested; in each case to the following addresses or facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a party may designate by notice to the other party):

If to the Seller:

Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749
United States of America
Facsimile: +1 203 573 3118
Attention: General Counsel

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP
130 East Randolph Drive
Chicago, Illinois, 60601
United States of America
Facsimile: +1 312 698 2702
Attention:  Edward J. West, Esquire

If to the Purchaser:

Artek Aterian Holding Company, LLC
1700 Broadway, 38th Floor
New York, New York 10019
Facsimile: +1 212 547 2868
Attention: Michael Fieldstone

with copies (which will not constitute notice) to:

Aterian Investment Partners Distressed Opportunities, LP
1700 Broadway, 38th Floor
New York, New York 10019
Facsimile: +1 212 547 2868
Attention:  Michael Fieldstone

and to:

Artek Surfin Chemicals Ltd.
121 Marol Co-op Ind. Estate
Andheri (E)

Mumbai – 400 059
Facsimile: +91 22 28506972
Attention: Vishal Goenka

and to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Facsimile: +1 212 309 6001
Attention: Steven A. Navarro, Esquire

Section 12.2         Amendment.  Except as contemplated by Section 5.6, this Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

Section 12.3         Specific Performance.  Each of the Seller and the Purchaser acknowledge and agree that the other party would be damaged irreparably in the event of a breach of this Agreement.  Accordingly, the parties agree that, prior to the termination of this Agreement pursuant to Section 7.1, in the event of a breach of the provisions of this Agreement, the non-breaching party shall have the right to seek temporary or permanent injunctive relief, or to enforce specifically the provisions of this Agreement, in any court of competent jurisdiction as may be available under the Laws and rules applicable in such jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity.

Section 12.4         Waiver and Remedies.  The parties may (a) extend the time for performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party to this Agreement contained in this Agreement or (c) waive compliance with any of the covenants or conditions for the benefit of such party contained in this Agreement.  Except as contemplated by Section 5.6: (i) any such extension or waiver by a party to this Agreement will be valid only if set forth in a written document signed on behalf of the party against whom the extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver; and (iii) no failure or delay by a party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.  Except as provided in Sections 5.6 and 8.6, any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

Section 12.5         Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, or either of them, written or oral, with respect to the subject matter of this Agreement.  Notwithstanding the foregoing, the Confidentiality Agreement will remain in effect in accordance with its terms as modified pursuant to Section 5.9.

Section 12.6         Assignment, Successors and No Third Party Rights. This Agreement binds and benefits the parties and their respective successors and assigns. No party may assign any rights, or delegate the performance of any of its obligations, under this Agreement, whether by operation of law or otherwise, without the prior written consent of the other parties.  Any purported assignment or delegation in contravention of the foregoing shall be void and of no effect.  Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section 12.6.

Section 12.7         Severability.  If any provision of this Agreement is held invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

Section 12.8         Exhibits and Schedules.  The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement.  The Seller Disclosure Schedule is arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article 3.  The disclosure in any section or paragraph of the Seller Disclosure Schedule, and those in any amendment or supplement thereto, will be deemed to relate to each other provision of Article 3.

Section 12.9         Interpretation.  In the negotiation of this Agreement, each party has received advice from its own attorney.  The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against either party because that party or its attorney drafted the provision.

Section 12.10       Expenses.  Except as set forth in this Agreement, each party will pay its own direct and indirect expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives; provided, however, the Purchaser will bear all notarial and similar fees and expenses incurred in connection with the execution and delivery of any Ancillary Agreement.

Section 12.11       Governing Law.  Unless any Exhibit or Schedule specifies a different choice of law, the internal laws of the State of New York (without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its Exhibits and Schedules and the transactions contemplated by this Agreement, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.

Section 12.12       Limitation on Liability.   NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, LOSS OF REVENUE OR LOST SALES) IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT.

Section 12.13       Jurisdiction and Service of Process.   Except as contemplated by Section 12.3, any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement must be brought only in either the Bankruptcy Court, while the Case is pending, or thereafter in any federal or state court located in New York County, New York (each, a “Chosen Court”). Each of the parties knowingly, voluntarily and irrevocably submits to the exclusive jurisdiction of the Chosen Courts in any such action or proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum.  Each party to this Agreement may make service on the other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 12.1.  Nothing in this Section 12.13, however, affects the right of a party to serve legal process in any other manner permitted by law.

Section 12.14       Waiver of Jury Trial.  EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY TO THIS AGREEMENT IN NEGOTIATION, EXECUTION AND DELIVERY, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.

Section 12.15       No Joint Venture.  Nothing in this Agreement creates a joint venture or partnership between the parties.  This Agreement does not authorize either party (a) to bind or commit, or to act as an agent, employee or legal representative of, the other party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of the other party.  The parties are independent contractors with respect to each other under this Agreement.  Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 12.15.

Section 12.16      Counterparts.  The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement.  This Agreement is effective upon delivery of one (1) executed counterpart from each party to the other party.  The signatures of all parties need not appear on the same counterpart.  The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

[Signature page follows.]

The parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

CHEMTURA CORPORATION

By:
Name: Stephen C. Forsyth
Title: Executive Vice President & Chief Financial Officer

ARTEK ATERIAN HOLDING COMPANY, LLC

By:
	Name:	Michael Fieldstone
	Title:	Co-President

ATERIAN INVESTMENT PARTNERS DISTRESSED OPPORTUNITIES, LP

By:	Aterian Investment Partners, LP
Its:	General Partner

By:
	Name:	Michael Fieldstone
	Title:	Principal

ARTEK SURFIN CHEMICALS LTD.

By:
	Name:	Vishal Goenka
	Title:	Director